
03028849



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July, 2003
Commission File Number: 000-12713

NEC CORPORATION
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

* Submitted solely to provide the attached annual report.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By 
Fujio Okada
General Manager, Legal Division

Date: July 30, 2003

NEC CORPORATION

Annual Report 2003

EMPOWERED BY INNOVATION

Empowered by Innovation NEC

EMPOWERED BY INNOVATION

"EMPOWERED BY INNOVATION" represents NEC's continuing contribution to the realization of society's potential through technological innovation. NEC constantly self-innovates in order to bring its customers new developments in cutting-edge IT technologies and advances in such areas as business applications. NEC also works hard to learn new applications through its customer contacts and to offer solutions that bring innovation to each customer, whether individual or corporate.

NEC strives for a relationship of creative stimulation aimed at customer innovation.

It is this determination that brings life to NEC's slogan.

CONTENTS

The statements in this annual report with respect to NEC's current plans, strategies, and beliefs, as well as other statements that are not historical facts are forward-looking statements. Such forward-looking statements are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. We do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. The risks and uncertainties that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance for its products and services in these highly competitive markets; and fluctuations of currency exchange rates, particularly the rate between the yen and the U.S. dollar in which NEC makes significant sales.

FINANCIAL HIGHLIGHTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2001, 2002 and 2003

	In millions of yen			In thousands of U.S. dollars	Percent change
	2001	2002	**2003**	**2003**	2003/2002
Net sales	¥5,409,736	¥5,101,022	**¥4,695,035**	**$39,788,432**	–8.0%
IT Solutions business	2,228,472	2,209,093	**2,082,624**	**17,649,356**	–5.7
Network Solutions business	1,834,362	1,957,169	**1,576,333**	**13,358,754**	–19.5
Electron Devices business	1,228,893	842,878	**936,719**	**7,938,297**	11.1
Others	742,432	634,778	**661,694**	**5,607,576**	4.2
Eliminations	(624,423)	(589,132)	**(579,867)**	**(4,914,127)**	–
Electronics business	5,409,736	5,054,786	**4,677,503**	**39,639,856**	–7.5
Leasing business	–	71,759	**38,222**	**323,915**	–46.7
Eliminations	–	(25,523)	**(20,690)**	**(175,339)**	–
Income (loss) before income taxes	92,323	(461,183)	**61,496**	**521,153**	–
Provision (benefit) for income taxes	56,308	(178,173)	**58,714**	**497,577**	–
Income (loss) before cumulative effect of accounting change	56,603	(309,425)	**(24,558)**	**(208,119)**	–
Net income (loss)	56,603	(312,020)	**(24,558)**	**(208,119)**	–
Per share of common stock (in yen and U.S. dollars):					
Basic:					
Income (loss) before cumulative effect of accounting change	34.55	(187.06)	**(14.85)**	**(0.13)**	–
Net income (loss)	34.55	(188.63)	**(14.85)**	**(0.13)**	–
Diluted:					
Income (loss) before cumulative effect of accounting change	32.17	(187.06)	**(14.85)**	**(0.13)**	–
Net income (loss)	32.17	(188.63)	**(14.85)**	**(0.13)**	–
Cash dividends	11.00	6.00	**–**	**–**	–
Total assets	4,823,624	5,010,883	**4,103,300**	**34,773,729**	–18.1
Shareholders' equity	915,036	564,915	**358,444**	**3,037,661**	–36.5
Capital expenditures	346,491	200,067	**178,734**	**1,514,695**	–10.7
R&D expenses	344,957	333,632	**296,241**	**2,510,517**	–11.2
Number of employees	149,931	141,909	**145,807**		2.7

Note: U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118=U.S.$1.

NET SALES



(Billion ¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
99 00 01 02 03

NET INCOME (LOSS)



(Billion ¥)
60
30
0
–30
–330
99 00 01 02 03

NET INCOME (LOSS) PER SHARE OF COMMON STOCK (DILUTED)



(¥)
40
20
0
–20
–200
99 00 01 02 03

SHAREHOLDERS' EQUITY



(Billion ¥)
1,000
800
600
400
200
0
99 00 01 02 03

TO OUR SHAREHOLDERS

On March 28, 2003, Akinobu Kanasugi, former company president of NEC Solutions and executive vice president of NEC Corporation, was named NEC's new president. NEC's previous president, Koji Nishigaki, became vice chairman of the Board, and Hajime Sasaki remaining in his post as chairman of the Board, NEC is in the process of transitioning its operations under the leadership of this new senior management team. We ask for your continued support for NEC.

OVERVIEW OF OPERATIONS

During fiscal 2003, ended March 31, 2003, the global economy gradually gained momentum in the first half, driven mainly by the United States of America and Asia, but began slowing down in the second half due to mounting geopolitical uncertainty. Meanwhile, the electronics industry was impacted by fast-paced structural changes, including fierce competition based on cost triggered by Chinese companies and the trend toward outsourcing manufacturing operations worldwide, which has been facilitated by the emergence of rapidly growing electronic manufacturing services (EMS) companies. By category, the domestic systems integration (SI) and the digital consumer electronics markets performed well, while the PC and telecommunications markets languished worldwide.



From left:
Hajime Sasaki
Chairman of the Board
Akinobu Kanasugi
President
Koji Nishigaki
Vice Chairman of the Board

In this exacting business climate, NEC's consolidated net sales for fiscal 2003 fell 8% year on year to ¥4,695.0 billion ($39,788 million). However, income before income taxes improved to ¥61.5 billion ($521 million), a year-on-year increase of ¥522.7 billion, due in large part to its lower fixed expenses and cost of sales resulting from the structural reforms implemented in the previous fiscal year. Despite an improvement of ¥287.5 billion year on year, NEC recorded a net loss of ¥24.6 billion ($208 million), as a result of the loss of equity in some of our affiliated companies and the reexamination of deferred tax assets resulting from the introduction of a corporate activity tax.

Regrettably, NEC has decided not to pay a dividend for fiscal 2003, in light of a decline in shareholders' equity, mainly due to a decrease in pension plan assets in response to falling stock markets.

KEY MEASURES IN FISCAL 2003

The Next Phase of Structural Reforms

Ever since introducing an in-house company system in April 2000, NEC has executed structural reforms to concentrate resources into growth fields, restructure unprofitable businesses and strengthen corporate governance. During this period, however, NEC's operating environment has changed rapidly. In response, we have decided to initiate the next phase of structural reforms that will make us more competitive. This requires that we divide NEC's business into two business domains: Integrated IT/ Network Solutions and Semiconductor Solutions. With this new structure, we can advance strategies that capitalize on the distinctive characteristics of each business.

In the domain of Semiconductor Solutions, NEC's semiconductor business, centered on system LSIs, was separated from NEC Corporation and established as a new company called NEC Electronics Corporation on November 1, 2002. NEC Electronics aims to compete successfully with the world's leading semiconductor specialist companies by running its business based on fast-paced decision making, and building a strong financial position. NEC has also realigned such businesses as displays and electronic components by separating them from NEC Corporation, or by integrating them with other corporations.

Having established a separate company for semiconductor operations, NEC can concentrate its own resources on IT Solutions and Network Solutions business. The goal is to transform NEC into an Integrated IT/Network Solutions Company. We will work to make NEC more competitive by maximizing core strengths—our experience and expertise in developing highly reliable, large-scale open systems and backbone communications networks. To achieve this goal, NEC has transitioned from an in-house company system to a business line structure effective on April 1, 2003.

Enhancement of NEC's Business Structure

NEC is pressing ahead with a company-wide drive to innovate manufacturing processes and lower total materials costs. The objective is to establish an operating framework that can generate earnings even in a business environment that limits sales growth.

Measures to innovate manufacturing processes will require the pursuit of greater efficiencies in procurement, manufacturing and sales activities, including distribution. These measures are aimed at manufacturing products in precisely the quantities required to match demand in a timely and efficient manner. NEC initiated these measures started in the fiscal year ended March 31, 2001, first at computer-related plants and then at communications equipment plants. With their application to semiconductor fabrication plants during fiscal 2003, these practices are now being implemented throughout the company. These activities have succeeded in sharply boosting asset efficiency. Inventories have fallen from ¥828.1 billion on March 31, 2001 to ¥553.8 billion ($4,693 million) as of the end of fiscal 2003. Inventory turnover days were also reduced by more than 20% over the same time frame.

Measures to lower total materials costs were a key element of NEC's structural reform program started in the fiscal year ended March 31, 2002. The goal was reducing these materials costs by at least 30% within two years. These measures involve procuring materials from fewer suppliers and accelerating procurement from overseas suppliers, such as Chinese PC manufacturers. Other measures include the standardization of components at the development stage and electronic procurement via the Internet. In this manner, NEC was able to significantly reduce materials costs during the fiscal year.

In addition to these activities, NEC steadily implemented measures to cut fixed expenses. As a result, despite falling sales, NEC was able to substantially improve earnings in fiscal 2003.

KEY ISSUES AND MEASURES

Our business environment is unlikely to stage a rapid rebound due to the global economic slowdown and uncertain geopolitical conditions. In this environment, NEC's shareholders' equity decreased significantly, reflecting falling stock prices worldwide and loss in pension plan assets. The most pressing issue is increasing our shareholders' equity and restoring investor confidence in NEC.

To this end, it is critical that we strengthen our businesses to achieve higher levels of customer satisfaction, and ultimately increase earnings. Under the leadership of its new senior management team started from April 2003, NEC is making a company-wide effort to strengthen Integrated IT/Network solutions. We are determined to increase earnings in the fiscal year ending March 31, 2004 and build a base that can sustain growth over the medium and long terms.

IN CONCLUSION

In addition to the management initiatives outlined so far, NEC also remains firmly committed to ensuring the safety of its products and services, improving their quality, observing the highest ethical standards, as well as strengthening and expanding corporate disclosure.

We ask for your continued support and understanding to make NEC a better company.

June 19, 2003



Hajime Sasaki
Chairman of the Board



Koji Nishigaki
Vice Chairman of the Board



Akinobu Kanasugi
President

EMPOWERING NEW MARKETS

STRENGTHENING THE INTEGRATED IT/NETWORK SOLUTIONS BUSINESS



STRENGTHENING THE INTEGRATED IT/NETWORK SOLUTIONS BUSINESS

NEC is currently facing tumultuous changes in its markets. The global economy is slowing and Japan is experiencing continuing deflation, which was partly triggered by the emergence of China as [illegible] world's "manufacturing center." Concurrently, there is growing demand for solutions [illegible] corporations persist in this challenging business climate. Meanwhile, adoption of [illegible] networks is rapidly advancing, and at the same time, servers and PCs [illegible] ticated. NEC intends to leverage these technologies in order to [illegible] businesses by delivering IT solutions based on informa[illegible] [illegible] communications technologies [illegible] our customers' issues by combining both [illegible]

CONVERGENCE OF IT AND NETWORK MARKETS

In the IT solution market, customers are demanding far more than just computer-related hardware. They prefer suppliers that provide total solutions encompassing everything from software to operation/maintenance services. Demand is also shifting from large, dedicated mainframe systems to open systems, which can more easily link to other systems and offer greater scalability (i.e. functions and the size of the system can be enhanced as required). Moreover, the demand for open systems are increasing in domains that require higher reliability, such as core business systems and systems that support our everyday lives. NEC has poured its energy into developing open systems from an early stage. As a result, NEC has gained the technological capabilities required to construct highly reliable open systems, such as CiRCUS (see page 15) for NTT DoCoMo, Inc. These capabilities underpin NEC's confidence in being able to satisfy advanced customer requirements.

On the other hand, the network solution market is facing drastic changes as well. In the public telecommunications field, communications service providers are looking to expand their business, shifting their focus to building IP networks at lower costs. However, there still remain issues in constructing full-scale IP networks, which must constantly maintain a level of quality and reliability equivalent to or exceeding that of today's existing telecommunications networks. NEC's technologies and expertise, proven by many years of accomplishment in creating highly reliable, high-quality network systems for communications service providers, place the company in a strong position to satisfy this demand.

The emergence of IP and broadband networking at affordable price levels are now making integrated IT/network systems a reality. Previously, integrated IT/network systems were difficult to construct in terms of both technology and costs. Thus, vast sources of customer demand have been created, including demand for: systems that connect operations systems within a company that extend and connect to its external domestic/international suppliers or retailers; implementation of VoIP[*2] networks with additional system requirements to extend interoperation with other corporate applications; and the creation of new ubiquitous[*3] business environments that link game consoles, home appliances, automobiles and other interfaces over networks. At the same time, communications service providers are extending their services to include applications for corporate clients and network outsourcing[*4].

The advancing convergence of the IT and network markets presents NEC with the opportunity to display its strengths in both IT and network fields. NEC has the capability to construct highly reliable information systems based on a flexible open architecture. NEC also has strong network solution capabilities that are second to none in Japan due to our lineup of large-scale, highly reliable systems and services for communications service providers. From a global perspective, I believe NEC has an advantage in terms of our vast knowledge base, technologies and human resources in both of these two fields. NEC is driving further to integrate IT solution and network solution capabilities, and to transform itself into a highly competitive Integrated IT/Network Solution Company.

INTRODUCTION OF BUSINESS LINE STRUCTURE

In April 2000, NEC adopted an in-house company system to best structure its operations according to the distinctive characteristics of each business. Combined with the introduction of a corporate officer system to demarcate supervision and operational execution, NEC made significant progress in advancing structural reforms by vesting a substantial degree of autonomy in each in-house company to encourage faster decision-making. As a result, NEC was able to smoothly and successfully execute the separation of its semiconductor business in November 2002. Now, the convergence of the IT and network fields, as explained above, is occurring rapidly. In the spirit of the former in-house company system, NEC's introduction of a new business line structure effective on April 1, 2003 is directed at addressing market developments, while expediting and facilitating internal change. At the same time, I have assigned corporate officers responsible for both IT Solutions business lines and Network Solutions business lines. The new organizational structure is eliminating organizational barriers and driving company-wide efforts to develop Integrated IT/Network Solutions in advance of market trends.

NEC will continue to face a challenging business environment in the near term, due to the global economic slowdown, deflation in Japan, and other factors. On the other hand, however, I believe NEC is well positioned in a promising market. Under the new corporate structure, I intend to promote open and flat management, and create a corporate culture that gives customer satisfaction top priority and overcomes any challenges. I intend to concentrate all of my energy on growing this Integrated IT/Network Solution Company. The key, I believe, is to deliver solutions in partnership with customers. I ask for the continued support of all NEC shareholders.

[*1] IP (Internet protocol) enables communication where there are no connections intermediated by a conventional exchange, as exemplified by the exchange of data via the Internet. IP-based communication is less costly because information can be sent without ownership of communications lines.

[*2] VoIP (voice over IP) refers to the sending and receiving of voice data over IP networks.

[*3] Ubiquitous computing refers to having access to some form of computer anywhere.

[*4] Outsourcing services refer to the contracting of certain operations to outside providers.

NEC is making efforts to strengthen its corporate governance to improve the quality, transparency, and efficiency of management.

CORPORATE GOVERNANCE STRUCTURE AND MAIN ACTIVITIES DURING FISCAL 2003

With the aim to speed up decision making and clarify responsibilities for business execution, NEC introduced the corporate officer system in April 2000, and has been reviewing the size and composition of the Board of Directors.

Board of Directors

As of March 31, 2003, the Board of Directors consisted of 14 members, including 3 members principally affiliated with organizations outside the NEC group. In order to strengthen the supervisory functions of the Board of Directors, NEC intends to ultimately increase the number of outside members to one third of the total number of directors. One additional outside member was appointed and took office in fiscal 2003, ended March 31, 2003.

In principle, the Board of Directors meets every month, and holds extraordinary meetings when urgent decisions are required. In fiscal 2003, it deliberated on corporate management plans and other important matters relating to NEC's organizational structure, personnel affairs, investments, business reforms and restructuring and the terms of significant contracts. Issues of particular importance were discussed prior to board meetings by the Management Strategy Committee, which consisted of 14 directors and 5 corporate officers as of March 31, 2003.

To supplement the supervisory functions of the Board of Directors, NEC established the Management Advisory Committee and the Compensation Committee.

<Management Advisory Committee>

The Management Advisory Committee discusses a wide range of management issues from objective and independent perspectives. As of March 31, 2003, the committee consisted of 11 members, 5 of whom are prominent individuals from outside the NEC group. In fiscal 2003, the Management Advisory Committee met 4 times and discussed important management issues such as the NEC group medium-term management strategy.

<Compensation Committee>

The Compensation Committee is a consultative body to the Board of Directors, which, from an objective standpoint, regularly reviews the executive remuneration system and deliberates on the appropriate level of compensation for directors and corporate officers. As of March 31, 2003, the committee consisted of 5 members, 2 of whom are from outside the NEC group. In fiscal 2003, this committee met twice.

Corporate Auditors and Board of Corporate Auditors

Corporate auditors are elected at the Ordinary General Meeting of Shareholders and act independently of directors with responsibilities to monitor conformity of all actions of the directors with applicable laws and regulations. NEC had 2 full-time auditors and 2 auditors from outside the NEC group as of March 31, 2003, and the Board of Corporate Auditors meets once a month in principle. Each corporate auditor carried out audits through methods that included attending important corporate meetings, requesting business reports from directors, and monitoring subsidiaries. Corporate auditors also requested additional reporting as needed from the corporate internal auditing section and the independent auditor.

DIRECTORS AND CORPORATE AUDITORS
(As of June 19, 2003)

DIRECTORS


Hajime Sasaki
Chairman of the Board


Koji Nishigaki
Vice Chairman of the Board


Akinobu Kanasugi
President


Mineo Sugiyama
Senior Executive Vice President and Member of the Board


Shigeo Matsumoto
Executive Vice President and Member of the Board


Yoshio Omori
Executive Vice President and Member of the Board


Kaoru Yano
Executive Vice President and Member of the Board


Toshiro Kawamura
Executive Vice President and Member of the Board


Makoto Maruyama
Senior Vice President and Member of the Board


Shunichi Suzuki
Senior Vice President and Member of the Board


Tsutomu Nakamura
Senior Vice President and Member of the Board


Kazumasa Fujie
Senior Vice President and Member of the Board


Toshio Morikawa
Member of the Board (Advisor, Sumitomo Mitsui Banking Corporation)


Koichi Kimura
Member of the Board (Special Advisor, Daiwa Institute of Research Ltd.)


Akira Uehara
Member of the Board (President, Taisho Pharmaceutical Co., Ltd.)

CORPORATE AUDITORS

Tatsuo Sakairi

Kenji Usui

Tsuneo Kabe
(Attorney at Law, Ishizawa, Kô & Sato)

Shinichi Yokoyama
(President & Chief Executive Officer, Sumitomo Life Insurance Company)

CORPORATE OFFICERS

(As of June 19, 2003; including those scheduled to be appointed on July 1, 2003)

Hajime Sasaki
Chairman of the Board

Koji Nishigaki
Vice Chairman of the Board

Akinobu Kanasugi
President

Mineo Sugiyama
Senior Executive Vice President and Member of the Board

Shigeo Matsumoto
Executive Vice President and Member of the Board

Yoshio Omori
Executive Vice President and Member of the Board

Kaoru Yano
Executive Vice President and Member of the Board

Toshiro Kawamura
Executive Vice President and Member of the Board

Makoto Maruyama
Senior Vice President and Member of the Board

Shunichi Suzuki
Senior Vice President and Member of the Board

Tsutomu Nakamura
Senior Vice President and Member of the Board

Kazumasa Fujie
Senior Vice President and Member of the Board

Kazuhiko Kobayashi*
Executive Vice President

Hiroshi Takakuta*
Executive Vice President

Keiichi Shimakura
Senior Vice President

Yukio Doi
Senior Vice President

Yasushi Kaito
Senior Vice President

Taiji Suzuki
Senior Vice President

Kenji Yoshiyama
Senior Vice President

Kenji Ikehara
Senior Vice President

Toru Katayama
Senior Vice President

Konosuke Kashima
Senior Vice President

Kazunori Kiuchi
Senior Vice President

Tadao Kondo
Senior Vice President

Norio Onodera
Senior Vice President

Teruyuki Kaimoto*
Senior Vice President

Yoshiaki Tsuda*
Senior Vice President

Hideki Teranishi
Associate Senior Vice President

Hisatsune Watanabe
Associate Senior Vice President

Yasuo Matoi
Associate Senior Vice President

Iwao Fuchigami
Associate Senior Vice President

Botaro Hirosaki
Associate Senior Vice President

Masahiko Yamamoto
Associate Senior Vice President

Tomoyuki Kato
Associate Senior Vice President

Koichi Ikumi
Associate Senior Vice President

Kenji Nagata
Associate Senior Vice President

Yoshitake Matsuo
Associate Senior Vice President

Norihiko Kunishima
Associate Senior Vice President

Masatoshi Aizawa
Associate Senior Vice President

Isao Sato
Associate Senior Vice President

Nobuhito Yagi
Associate Senior Vice President

Kunitomo Matsuoka
Associate Senior Vice President

Saburo Takizawa
Associate Senior Vice President

Shinichi Yabe
Associate Senior Vice President

Susumu Otani
Associate Senior Vice President

Masaru Tsujino*
Associate Senior Vice President

Katsutoshi Nakada*
Associate Senior Vice President

Hideo Iwasaki*
Associate Senior Vice President

Yuzo Oomori*
Associate Senior Vice President

Akihito Ohtake*
Associate Senior Vice President

Katsuhiro Nakagawa*
Associate Senior Vice President

Yoichiro Shioji*
Associate Senior Vice President

Masaru Sakurai*
Associate Senior Vice President

* new appointments effective July 1, 2003
Kazuhiko Kobayashi and Hiroshi Takakuta are scheduled to be appointed to the post of executive vice president. Teruyuki Kaimoto and Yoshiaki Tsuda are scheduled to be appointed to the post of senior vice president. The following eight persons are scheduled to be appointed to the post of associate senior vice president: Masaru Tsujino, Katsutoshi Nakada, Hideo Iwasaki, Yuzo Oomori, Akihito Ohtake, Katsuhiro Nakagawa, Yoichiro Shioji and Masaru Sakurai.

REVIEW OF OPERATIONS

The names of NEC's segments were changed from "NEC Solutions", "NEC Networks" and "NEC Electron Devices" to "IT Solutions business", "Network Solutions business" and "Electron Devices business", respectively, upon dissolving the in-house company system, which had remained effective through March 31, 2003, to form a better organization. The composition of each segment remains the same.

IT SOLUTIONS BUSINESS

FISCAL 2003 RESULTS

Performance and Market Conditions in Fiscal 2003

During fiscal 2003, ended March 31, 2003, the domestic IT market remained soft on the whole due to aggressive price competition in hardware, and slowing demand for software and IT services. Market strength differed by customer size. Overall demand from major corporations held firm, but demand from small and medium-sized enterprises remained sluggish due to weak regional economies. By industry sector, there was firm demand from the public sector, which is embracing e-government and e-local government, and from electric utilities and broadcasting media, which are expanding broadband services and preparing to digital broadcasts. In contrast, demand from the financial services, distribution and retail sectors softened, reflecting increasingly tighter controls on capital expenditures.

In this business climate, IT Solutions business recorded sales of ¥2,082.6 billion ($17,649 million), a decrease of 6% year on year. Although sales in the software and IT services field grew by 4%, sales of hardware declined by 12%, which was due partly to large projects such as the Earth Simulator in the previous fiscal year.

Despite falling sales, segment profit rose 40% year on year to ¥105.8 billion ($897 million). This was the result of various measures aimed at increasing earnings. We restructured the domestic PC business; tightened profit management in systems integration (SI) services and utilized software development resources in China and India.

Improving Customer Satisfaction

Increased customer satisfaction is also believed to have contributed to the higher profit in addition to the measures described above. This is underscored by the ranking of NEC and its subsidiaries in the *7th Customer Satisfaction Survey* conducted by the *Nikkei Computer* magazine where NEC group placed third or higher in 18 out of 19 survey categories. Featured in the June 17, 2002 edition of this magazine, the survey focused on the information systems divisions of Japanese companies. The high ranking was the result of a group-wide effort to strengthen the organizational capabilities of NEC and enhance customer satisfaction. For example, in the software and IT services field, NEC increased collaboration with its software subsidiaries, including NEC Soft, Ltd., to provide detailed customer support services nationwide. And in systems maintenance and operations services, NEC collaborated closely with NEC Fielding, Ltd., which listed on the First Section of the Tokyo Stock Exchange in September 2002. NEC Nexsolutions, Ltd., whose focus is on small and medium-sized companies, is also emerging as a powerful partner in assisting NEC's drive to expand outsourcing services. In this manner, NEC and supporting group companies have been joining forces to capture synergies that enhance customer satisfaction, which is contributing to NEC's profits.

ACCOMPLISHMENTS IN FISCAL 2003

Improved Profitability in Domestic PC Business

One noteworthy accomplishment in fiscal 2003 was improving the profitability of the domestic PC business. NEC has implemented far-reaching structural reforms of this business since its profitability worsened in the second half of fiscal 2001, ended March 31, 2001 due to declining worldwide demand.

In the first phase of structural reforms, which were initiated in fiscal 2002, ended March 31, 2002, NEC integrated and realigned domestic subsidiaries involved in PCs and peripherals and sold its laser printer business to Fuji Xerox Co., Ltd. In fiscal 2003, NEC began the second phase of reforms, which started the procurement of finished PCs from China and a new value chain management system that virtually integrates sales divisions, overseas production facilities and component suppliers. These reforms are intended to give NEC the flexibility it needs to respond to the fast-changing PC market. NEC also took steps to shift its business model to target services. One key action was converting NEC Gunma, Ltd., into a base for PC defect assessment, repair, and recycling. NEC Gunma was previously a manufacturing center for PCs and peripherals.

As a result of such measures, there was a significant improvement in fixed costs, and thus, the profitability of the domestic PC business in fiscal 2003 was improved, compared with the previous fiscal year.

Completion of Large-Scale Projects

Another fiscal 2003 highlight was the completion of numerous large-scale projects in NEC's core SI services business. NTT DoCoMo, Inc.'s next i-mode[*1] gateway system, "CiRCUS," is a prime example (see photo). Jointly developed by NEC and NTT DATA Corporation, the system provides e-mail services (25,000 mail/receive transaction per second), and Web access services (50,000 Web access per second) from mobile devices for more than 38 million i-mode subscribers. This is one of the world's largest mission critical systems in open environment, based upon leading edge open architecture technology.

In this project, NEC was responsible for systems integration using global-standard products, including approximately 400 of NEC's NX7000-series UNIX based servers, and for developing mail and management observation applications. Joint support system was formed with strategic partners such as Hewlett-Packard Company, Oracle Corporation, EMC Corporation, Cisco Systems, Inc. and Foundry Networks, Inc. to verify various combined products as well as to obtain maximum system performance from the verification results. Meanwhile, NEC's middleware product lineup "VALUMO Ware" has been adopted for the system to realize 24 hours 365 days operation. Furthermore, system expansion and additional services are realized without any service disruptions by dispersing load and localizing the breakdown points.

These endeavors led to a sophisticated, Integrated IT/Network Solution encompassing a full range of capabilities from mobile phone services to network connectivity and service platform systems.

PURSUING HIGHER GROWTH

As we proved through the example described above, the core competence of NEC's IT Solutions business is its expertise for constructing open mission critical systems—systems that perform extremely essential functions for the public, mainly using de-facto standard products. NEC's leading-edge hardware technologies, including fundamental technologies, have been proven in the development of many systems. This experience differentiates NEC from its competitors.

NEC will aim to enhance its competitiveness, combining IT Solutions and the Japan-leading Network Solutions. And we intend to strengthen our presence not only in Japan, but also build powerful global bases in North America, Europe, Chinese economic area and the Asia Pacific to ensure steady growth and higher profitability.



SALES


(Billion ¥)
2,500
2,000
1,500
1,000
500
0
99 00 01 02 03

SEGMENT PROFIT


(Billion ¥)
120
80
40
0
99 00 01 02 03

[*1] i-mode is registered trademark of NTT DoCoMo.


NEC

"NTT DoCoMo has completed the construction of its next i-mode gateway system, named 'CiRCUS.' The backbone system supporting more than 38 million i-mode subscribers using mail services and Web access services, 'CiRCUS' is also one of the world's largest mission critical systems operating 24 hours, 365 days a year without interruption. As our key partner, NEC was responsible for systems integration, which includes the servers and middleware that lie at the heart of the system. NEC has contributed to the start of operations as planned."

Yusuke Noguchi, Executive Manager
Platform Development Department
NTT DoCoMo



NETWORK SOLUTIONS BUSINESS

NETWORK SOLUTIONS MARKET IN FISCAL 2003

During fiscal 2003, ended March 31, 2003, the communications systems market continued to be battered by the global communications industry downturn that began midway through fiscal 2002, presenting numerous challenges for NEC's Network Solutions business.

In the network infrastructure field, particularly the broadband Internet area, European and U.S. communications service providers continued to scale back capital investments, while inexpensive IP[*1] systems became mainstream for communications systems in Japan. And in the mobile Internet area, domestic mobile communications service providers shifted their capital expenditures from second generation (2G) to third generation (3G) mobile communications, which is becoming the global standard. Entry of overseas manufacturers into Japan intensified price competition in this area. Furthermore in the mobile terminal field, market expansion slowed, as Japan's mobile-handset penetration rate reached around 60% as of March 31, 2003, according to statistics released by Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan.

Despite these challenges, the prospects for future market growth improved in fiscal 2003 as new sources of demand for communications systems emerged later in the fiscal 2003. For example, domestic communications service providers began earnestly investing in IP and access networks[*2], and enterprises were encouraged to rebuild their own communications networks. Mobile handsets with built-in cameras proved extremely popular in Japan. The number of subscribers to NTT DoCoMo, Inc.'s 3G mobile communications service FOMA started to increase rapidly since the beginning of 2003. Moreover, in Europe, 3G mobile communications services started following Japan.

SHIFT TO STRONGER PROFIT STRUCTURE DELIVERS QUARTERLY PROFITS

In this operating environment, Network Solutions business's sales decreased 19% to ¥1,576.3 billion ($13,359 million). Despite significant declines in sales, Network Solutions business remained profitable in every quarter of fiscal 2003, recording a segment profit of ¥34.3 billion ($291 million) for the entire fiscal year.

In the previous fiscal year, NEC began full-scale structural reforms that involved the sale of manufacturing facilities and staff reductions. Building on this momentum, measures to reduce fixed costs and cost of sales were continued in fiscal 2003, with the focus on establishing a slim operating structure that can remain profitable even amid declining sales.

In measures taken to reduce fixed costs, subsidiaries in China and Brazil shifted their business activities from the manufacture of traditional central-office switching systems to mainly handling IP equipment for enterprises, and rescaled their workforce to reflect this transformation in line with changes in those markets. In Japan, personnel reductions were carried out through a second-career development program and other steps. In order to concentrate resources on products that maximize our strengths, we also halved the number of items under development in respect to fixed-wired infrastructure equipment, and reinforced system engineers (SEs) in the field of networking systems for enterprise customers, which is expected to grow steadily. Furthermore, we decided to sell our broadcasting equipment manufacturer, NEC Gotemba, Ltd., to an electronic manufacturing service (EMS) company to enhance its responsiveness to changes in demand.

In measures taken to reduce materials costs, we promoted orders in larger quantities by using fewer suppliers and making bulk purchases with alliance companies; designing products that use common semiconductors and electronic components, and cost-effective materials; and conducting reverse auctions via the Internet.

KEY ACTIONS IN GROWTH FIELDS

Approach Focused on the Emerging Broadband Internet

In this fiscal year, NEC shifted to a lean profit structure and focused on paving the way to take full advantage of prospective growth in its markets.

Access networks are essential to making broadband Internet services more widely available for use. Currently, ADSL[*3] services are becoming available at some of the world's lowest rates in Japan, driving rapid increases in the number of subscribers. NEC builds communications systems based on ADSL, mainly for major communications service providers, who are using them to provide highly reliable, quality services to customers. In this area, NEC has captured the top market share in Japan and is expanding its operations on a global basis, especially in Southeast Asia, where its sales are increasing. Furthermore, NEC has already completed deliveries of communications systems based on VDSL[*4] and FTTH[*5], which are positioned to become the mainstream technologies for access networks.

In the IP network system area, Japanese communications service providers have launched commercial

[*1] IP (Internet protocol) enables communications where no connections are intermediated by conventional exchange systems. The exchange of data via the Internet is a prime example. IP-based communication is less costly because information can be sent without ownership of communications lines.

[*2] Access networks are the segment of the public communications infrastructures that connect telephone exchanges to end users (subscribers) at their homes and workplaces, and etc.

[*3] ADSL (asynchronous digital subscriber line) is an access network to enable high-volume data transmission over conventional telephone lines.

[*4] VDSL (very-high-rate digital subscriber line) is a communications network based on optical fiber links along ADSL lines.

[*5] FTTH (fiber to the home) access networks use optical fiber to enable high-speed data transmission.

VoIP[*6] services ahead of the rest of the world and they are starting to make substantial investments in this area. NEC has become one of the top suppliers of IP routers to major communications service providers. Behind this leadership is our expertise in building highly reliable large-scale network systems gained in the course of developing switching systems for communications service providers. We are also expanding sales of VoIP systems to enterprises, building on a key strength—the delivery of carrier-class[*7] reliability. In this area, in fiscal 2003 we formed strategic alliances with Oki Electric Industry Co., Ltd. and with Philips Business Communications, which is a business unit of Royal Philips Electronics of the Netherlands. NEC and its alliance partners look to expand the VoIP market by pursuing joint product development and supplying products to each other. Within this framework, NEC believes it is solidly on track to building a strong position in this market.

To create networks for enterprise backbone systems, much more is required than merely ensuring the reliability of individual equipment. Equally critical are systems integration capabilities to connect existing enterprise networks to other networks, and customer support services such as systems maintenance and operations. To address these needs, we have substantially enlarged our team of system engineers. And, in January 2003, NEC Communication Systems, Ltd. was formed to strengthen SI capabilities to facilitate timely responses to diversifying customer needs. This new company combines seven network development and SI subsidiaries that were previously established by product area or geographic region. In this manner, NEC is moving on the offensive to seize new business opportunities.

Expanding Overseas Sales of Popular Mobile Handsets

Driving growth in Japan's maturing mobile handset market in fiscal 2003 was replacement demand for models with built-in cameras. NEC's first models of this type were rolled out in June 2002 by J-PHONE Co., Ltd. and in October 2002 by NTT DoCoMo. These models generated a strong market response, strengthening the NEC brand further. In January 2003, we recorded another success with the launch of a new model of mobile handsets for NTT DoCoMo's FOMA service with battery lifetimes three times longer than previous models.

To capitalize on its success in Japan, NEC started to bring Internet-ready mobile handsets to overseas markets. During fiscal 2003, we received orders for 3G mobile handsets from the Hutchison Whampoa Group, a multinational conglomerate headquartered in Hong Kong that is expanding 3G mobile communications services primarily in Europe. These additional orders lifted cumulative order-receipts of 3G handsets to Hutchison Whampoa to more than 2 million units. We have also begun shipping i-mode mobile handsets to KG Telecommunications Co., Ltd. of Taiwan and Bouygues Telecom. SA of France. For the Chinese market, which promises vast growth, we started supplying China Mobile Communications Corporation with GPRS[*8] mobile handsets with built-in cameras during the second half of the fiscal year. NEC established a joint venture in China with Matsushita Communication Industrial Co., Ltd. (now Panasonic Mobile Communications Co., Ltd.) and Huawei Technologies Co., Ltd. of China to advance 3G mobile handset-related businesses. The purpose of this joint venture is to promote wider use of 3G technologies in China and expand the market by technology licensing and other means.

CHALLENGE FOR FURTHER GROWTH

Japan is now one of the most advanced markets in the world for the broadband Internet area. ADSL connections are widespread, and commercial VoIP services are being expanded most aggressively. Also in the mobile Internet area, NTT DoCoMo rolled out the world's first fully commercialized 3G mobile communications service. The Japanese market leads the world's markets in the provision of mobile Internet services. NEC has established itself as a leading supplier in both the broadband and mobile Internet fields in Japan. NEC's mission is to establish a stronger position in overseas markets leveraging its success in Japan.

The adoption of IP-based networks will present new opportunities to add value. At the same time, it will be necessary to provide a lineup of services that integrate IT and network solutions. NEC intends to provide those solutions, drawing on its wealth of experience, technological expertise and ability to deliver quality services in communications systems and IT fields. We believe these measures will elevate us to a leading position on the global stage.

SALES



(Billion ¥)
2,000
1,500
1,000
500
0
99 00 01 02 03

SEGMENT PROFIT



(Billion ¥)
90
60
30
0
99 00 01 02 03

[*6] VoIP (voice over IP) refers to the sending and receiving of voice data over IP networks.

[*7] Carrier-class means that systems are just as reliable as those provided to communications service providers, who require the highest standard of reliability.

[*8] GPRS is a 2.5G technology similar to i-mode that can access the Internet using 2G technology and is used primarily in Europe and Asia.



Hutchison 3G UK Limited rolled out 3G mobile communications service in spring 2003 in the UK. "Our 3G mobile communications service lets customers enjoy the latest mobile Internet applications. Numerous Java-based applications and video transmission are just some examples of the services that are made possible by high data transmission speeds. Our key partner NEC is a comprehensive solutions provider, including infrastructure equipment and mobile handsets, and is a world leader in 3G technologies. We hope to continue working with NEC to make even more convenient mobile Internet services a reality."

Mr. Edward Brewster
Head of External Relations
Hutchison 3G UK

ELECTRON DEVICES BUSINESS

FISCAL 2003 RESULTS

During fiscal 2003, ended March 31, 2003, the electron devices market showed signs of bottoming out from an unprecedented downturn in the previous fiscal year stemming from declining demand for electronic equipment, as well as production adjustment. Although demand for semiconductors for network infrastructure and electronic components remained soft due to continued low levels of investment, semiconductors for digital consumer electronics and mobile handsets equipped with color displays and sophisticated functions were steady. Demand for plasma displays for TVs has also been rapidly expanding in Japan.

NEC's Electron Devices business recorded sales of ¥936.7 billion ($7,938 million), a year-on-year increase of 11%. This reflects increased sales of semiconductors for consumer electronics such as DVD recorders and video game consoles, semiconductors for use in automobiles, and plasma displays. However, the DRAM and color LCD businesses recorded declines in sales, reaffirming NEC's decision to shift its emphasis to value-added products outside the PC area and downsizing the production of general-purpose DRAMs and displays for PCs, a market where competition is exerting severe pressure on prices. Although the Electron Devices business posted a segment loss of ¥2.3 billion ($19 million), this represented a sharp improvement over the previous fiscal year's loss of ¥148.2 billion. This improvement was driven by sales growth in fiscal 2003 and benefits from the structural reforms implemented in the previous fiscal year, such as lower fixed expenses, the downsizing of unprofitable products and operations, and the shifting to high value-added products.

STRUCTURAL REFORMS IN ELECTRON DEVICES BUSINESS

Focus on Semiconductor Solutions

NEC has divided its business domains into two: Integrated IT/Network Solutions and Semiconductor Solutions to satisfy diverse customer needs, and increase its corporate value.

One issue facing the entire semiconductor industry is the profound effect that market conditions often have on operating results. NEC is set to expand semiconductor businesses that are less subjected to changes in market conditions, such as the system LSI business where the focus is on providing solutions through working closely with customers. To accomplish this end, all such semiconductor businesses, excluding its DRAM business, were separated from NEC Corporation to form a new company called NEC Electronics Corporation, which was established on November 1, 2002. The new company is concentrating its resources on becoming a semiconductor solution specialized company focused on high-value-added system LSIs. While building a financial base that supports a capital-intensive semiconductor business, NEC Electronics aims to establish a global reputation as a leading semiconductor solution provider with a strong commitment to using distinctive technologies to satisfy customer requirements.

Areas of Focus for the Semiconductor Solutions Business

NEC is pouring energy into the following areas, as part of its efforts to deliver Semiconductor Solutions.

Establishing close customer relationships is imperative for delivering optimal solutions to customers in the system LSI business. Therefore, this business will seek to build collaborative relationships with customers in the initial stages of product development. This will involve, for instance, proposing ways to achieve customer goals during early product planning stages.

Equally critical to delivering optimal solutions for customers are state-of-the-art technologies and high reliability. These technologies range from semiconductor circuit design to process technologies that fabricate silicon wafers, and packaging. NEC supplied the system LSIs that lie at the heart of the Earth Simulator, which is evaluated the world's fastest supercomputer.*1 These system LSIs employ copper interconnect, which has lower electrical resistance than conventional LSI interconnect, in an 8-layered structure based on cutting-edge technology, and thus yield faster processing speeds and outstanding reliability. The Earth Simulator is developed as a major scientific project involving the National Space Development Agency

SALES


(Billion ¥)
1,500
1,000
500
0
99 00 01 02 03

SEGMENT PROFIT (LOSS)


(Billion ¥)
80
0
–80
–160
99 00 01 02 03

(NASDA), the Japan Atomic Energy Research Institute (JAERI) and the Japan Marine Science and Technology Center (JAMSTEC).

On the product design front, NEC is actively adopting a C-based language, a recent de-facto standard for software and system development among customers responding to shorter end product cycles. Through such effort, NEC strives to substantially shorten turnaround times and improve productivity of system LSIs.

On the manufacturing front, NEC is switching to a system predicated on orders received from customers, rather than on forecasts. The aim is to better respond to changes in demand, cut costs and shorten delivery periods.

In the future, NEC plans to concentrate resources on fields that bring out its technologies and strengths, especially markets that are expected to show high growth. Examples include DVD recorders and other digital consumer electronics, high-end mobile handsets, workstations and servers. The goal is to make NEC more competitive and increase operating efficiency.

Structural Reforms in Other Businesses

NEC has actively separated other businesses in its Electron Devices business to operate as independent businesses. These businesses will be given a management framework that enables fast decision-making and timely responses to their markets. Access to financing from capital markets and other third parties will also make these businesses more competitive and stimulate growth.

In the DRAM business, NEC has already transferred product design, development and marketing functions to Elpida Memory, Inc.[*2], a joint venture established with Hitachi, Ltd. in December 1999. Elpida Memory has been increasing the percentage of high-value-added DRAMs in its product lineup, such as those for digital consumer electronics and those for mobile handsets. In addition, in October 2002, Elpida Memory began utilizing a new 300mm wafer fabrication plant to enhance its competitiveness.

In the color LCD business, NEC is expanding its sales of LCD displays for industrial use, drawing on its technological superiority in wide viewing angles, high resolution and transflective displays. In April 2003, the color LCD business was separated from NEC Corporation and given a framework for agile decision-making to clarify accountability for day-to-day operations and respond to markets in a timely fashion. Meanwhile, in general purpose LCD displays for PCs, monitors and TVs, NEC decided to establish a joint venture with China's SVA (Group) Co., Ltd., a prominent manufacturer of home appliances and electronic components. Plans call for building a state-of-the-art manufacturing facility in Shanghai. NEC will take a minority interest of 25% in the new venture. NEC looks to generate royalties by licensing intellectual property assets related to LCD manufacturing technologies developed in Japan to the new venture. This represents a new business model for expanding NEC's business in the product area.

In the plasma display business, NEC ramped up production capacity in December 2002, starting operation of new production lines in response to rapid growth in market size. Moreover, in October 2002, the plasma display business was separated from NEC Corporation to form a new company called NEC Plasma Display Corporation. In the fast-growing plasma display market, the new company plans to proactively deepen relationships with home appliance manufacturers and other customers to enlarge its business.

In the electronic component business, NEC completed the integration of its electronic component businesses with those of Tokin Corporation[*3] in April 2002. These operations are tapping into key strengths in the companies that were unlocked by the integration—synergies captured among Tokin's strong materials technologies and NEC's technologies for producing miniature, high-density electronic components; and enhanced cost competitiveness stemming from use of overseas production bases.

TOWARDS STABLE EARNINGS GROWTH

In the ways explained above, in fiscal 2003 NEC conducted structural reforms that meet the specific requirements of its businesses and clarified strategic business domains. These initiatives will allow NEC's businesses to meet distinctive challenges, while taking advantage of their strengths in a climate of global competition. These measures will also give NEC the freedom to concentrate solely on its areas of expertise. Moving forward, NEC will thus focus on providing optimal solutions that deliver true customer satisfaction, shaped by a precise understanding of customer needs gained through close customer relationships. In this manner, NEC aims to generate stable earnings and continued growth.

[*1] The Earth Simulator was shown to be the world's fastest supercomputer by the Linpak benchmark test, a widely accepted international standard for comparing the performance of supercomputers in June 2002.

[*2] Elpida Memory is NEC's affiliated company accounted for by the equity method.

[*3] Tokin Corporation was renamed to NEC TOKIN Corporation in April 2002 by the integration.

R&D ACHIEVEMENTS IN FISCAL 2003

NEC views research and development activities as the wellspring of its competitiveness and the cornerstone of its intellectual property strategy. NEC is primarily focusing on IT Solutions, Network Solutions and Semiconductor Solutions. The company is also active in areas that tap expertise in Integrated IT/Network Solutions. NEC is engaged in the development of novel technologies that drive the growth of its businesses, as well as fundamental technologies that spur the creation of new businesses.

A MAJOR STEP TOWARD BUILDING A QUANTUM COMPUTER

The microscopic world of electrons, atoms and other so-called quantized particles and systems are governed by physical laws unlike those we experience in everyday life. For example, electrons exhibit wave properties, and so have non-local extension in space. Quantum computing will enable next generation computers to perform logical and mathematical operations by altering the quantum mechanical states of electrons and other entities. NEC and RIKEN (The Institute of Physical and Chemical Research) have conducted joint experiments that have produced the world's first state of quantum "entanglement" between quantum states originating in solid-state devices. Since these devices will be easier to integrate into computing elements than liquid-state devices, this breakthrough represents a major step toward building a quantum computer.

There are two keys to designing a quantum computer. The first is producing a state of quantum "superposition." The elementary units of logical computation in modern computers are the binary digits of zero and one, representing "off" and "on" states, respectively. The corresponding unit of logical computation for quantum computers is the quantum bit, or "qubit," which describes a superposition of different states. In 1999, NEC created the world's first operable solid-state qubit using a superconducting device.

The second key is producing a state of quantum "entanglement." This is basically an overall state of a system where multiple qubits are strongly correlated to one another in such a way that they collectively behave as a singular entity. Information can be encoded as numerous correlations among qubits, thereby exponentially multiplying the parallel processing capability of computers to permit ultra-high speed computing.

Quantum computers will be able to perform calculations significantly faster than today's supercomputers. It has been predicted that calculations that require several millennia to perform today can be completed in less than a minute by quantum computers. This computing power will be useful in a broad range of contexts, from ascertaining the effects of drug candidates to predicting the properties of novel materials by performing precise calculations of the behavior of atoms and molecules. For these reasons, there are high hopes for the next-generation quantum computer.



Sophististicated information technology is meaningless without user-friendly interfaces to make their benefits as readily available as electricity or gas. In one step in this direction, NEC developed the first Japanese-English speech translation software for small devices such as PDAs. Previously, power and memory requirements limited voice-activated translation software to large equipment such as PCs and servers. NEC's software instantly generates voice output in the targeted language and displays it so that it can be read by the user.

Producing a state of quantum entanglement consisting of large numbers of qubits will be indispensable to building a practical quantum computer. Building on its success so far, NEC will continue to strive toward accomplishing this feat.

NEC SUCCESSFULLY DEVELOPS LSI CAPABLE OF REAL-TIME VIDEO IMAGE RECOGNITION APPLICATIONS FOR DRIVING SAFETY

Video recognition technology, which detects specific information from video images, is becoming increasingly important. This technology will be especially critical to developing Intelligent Transport Systems (ITS) that incorporate safety support systems for drivers, such as alarms that signal vehicle deviation from traffic lanes or the presence of obstacles. Simultaneously performing multiple video recognition processes is vital to making these technologies a reality. Video recognition technology requires a vast amount of computing power due to the need to identify a broad range of images under various environmental conditions. Essential to meeting these requirements is a high-performance processor capable of performing a variety of computations. And added complication is that the processor's power consumption, and thus heat generation, must be minimized to ensure that it operates effectively under the high temperatures encountered within the automobile chassis.

NEC has developed the world's first high-speed single-chip parallel processor that meets all performance requirements for real-time high-performance video image recognition. This processor delivers both efficient power consumption and high processing power by aggregating 128 high-performance arithmetic circuits operating at low frequencies on a single chip. NEC has also added features that greatly enhance the processor's performance. For example, by making the structure of each arithmetic circuit identical to those of microprocessors, software can be used to make the processor perform numerous functions. These new technologies have boosted the peak performance of the processor to 51.2 GOPS (Giga Operations Per Second: 1 billion calculations per second) and lowered power consumption to less than $1/40^{th}$ that of high-performance processors with comparable processing power. This is roughly equivalent to putting the total processing power of four of the latest model PCs inside a personal digital assistant (PDA).

The development of this processor will make a major contribution to minimizing the size of video image recognition equipment for ITS applications, and will pave the way for commercialization. This technology holds the promise of reducing traffic accidents and cutting carbon dioxide emissions by relieving traffic congestion.

In non-ITS fields, there are many promising applications of real-time video image recognition technology. Body profile, facial and even gesture recognition for human interface and security systems are some examples.

NEC'S SOCIAL RESPONSIBILITY

NEC is committed to good corporate citizenship and is deeply aware of the importance of continuing to be a socially responsible corporation. Guided by the company's philosophy of helping advance societies worldwide, NEC is engaged in a wide range of activities in its communities that respect the global environment and comply with the letter and spirit of laws.

Presented below are some examples of NEC's socially responsible activities, specifically those that address environmental issues and serve communities.

FORMATION OF NEC ENVIRONMENTAL MANAGEMENT VISION

Environmental activities are vital to corporations committed to fulfilling their responsibilities as global corporate citizens. This means that all corporate activities must prioritize environmental conservation. This thinking was behind the formation of the "NEC Environmental Management Vision 2010" in March 2003, which will guide NEC's efforts to contribute to a sustainable society, which seeks to balance ecological preservation and economic development. This vision clearly sets forth a common approach to environmental management for the NEC group, with completion targeted in 2010.

The "NEC Environmental Management Vision 2010" will establish the NEC group that is firmly committed to making a contribution to forming a sustainable society in harmony with the environment. This will be accomplished by providing products and services that help to transform social systems and business culture in a manner beneficial to society.

This vision targets, for example, reducing direct and indirect carbon dioxide emissions from NEC's business activities to almost zero by fiscal year ending March 2011. This will entail rationalizing manufacturing processes and prescribing a range of detailed actions to be taken by individual employees. In addition, NEC will help customers lower their carbon dioxide emissions by offering environmentally sound products and solutions that make their operations more efficient.

NEC aims to continuously harmonize its business activities with the environment using "NEC Environmental Management Vision 2010" as its key pillar.

COMMUNITY INVOLVEMENT BY NEC GROUP EMPLOYEES ON GLOBAL BASIS

NEC is committed to promoting social contribution activities as a good corporate citizen. These activities include environmental preservation, youth education, social welfare, and support for art, cultural and sports events.

"NEC Make a Difference Day" has been mobilizing employees from the NEC group as volunteers since 1999. Building on contributions to local communities made by NEC group companies worldwide, it is the goal of "NEC Make a Difference Day" to foster a mindset that prioritizes the harmonious coexistence. Each and every employee involved achieves this through a process of personal discovery. In fiscal 2003, about 52,000 employees from 356 NEC group facilities based in 25 countries participated in numerous activities. In the United Kingdom, activities included planting flowers and trees at care facilities for the people with disabilities in cooperation with a local NPO (Non-profit Organization). In New Zealand, activities included a project carried over from the previous year involving clearing fallen trees and planting trees in a nature preservation area.

For more information on the practices, please refer to the "NEC Annual Environmental Report," the NEC Ecology and Technology website (**http://www.nec.co.jp/eco/en**) and NEC's Corporate Citizenship website (**http://www.nec.co.jp/community/en**).

Cleaning up beaches on "International Coastal Clean-up Day" in Cebu, the Philippines, in September 2002


NEC

In September 2002, NEC was selected as a component of the Dow Jones Sustainability Index, which is a socially responsible investment index. This index comprises 300 companies from 23 countries, representing a range of industries evaluated from the perspective of their corporate sustainability. For inclusion in this index, NEC's performance was evaluated from economic, environmental and social perspectives.


03
Member of
Dow Jones
Sustainability
Indexes

FINANCIAL SECTION

CONTENTS

FIVE-YEAR SUMMARY

	In millions of yen					In thousands of U.S. dollars
	1999	2000	2001	2002	**2003**	**2003**
For the fiscal year:						
Sales and other income	¥4,815,791	¥5,209,891	¥5,591,122	¥5,211,412	**¥4,848,632**	**$41,090,102**
Net sales	4,759,412	4,991,447	5,409,736	5,101,022	**4,695,035**	**39,788,432**
Income (loss) before income taxes	(224,726)	30,183	92,323	(461,183)	**61,496**	**521,153**
Provision (benefit) for income taxes	(72,988)	32,484	56,308	(178,173)	**58,714**	**497,577**
Income (loss) before cumulative effect of accounting change	(151,261)	10,416	56,603	(309,425)	**(24,558)**	**(208,119)**
Net income (loss)	(151,261)	10,416	56,603	(312,020)	**(24,558)**	**(208,119)**
Capital expenditures	253,623	281,639	346,491	200,067	**178,734**	**1,514,695**
Depreciation	306,442	260,942	250,138	234,738	**195,594**	**1,657,576**
R&D expenses	346,215	315,163	344,957	333,632	**296,241**	**2,510,517**
Per share data (in yen and U.S. dollars):						
Basic:						
Income (loss) before cumulative effect of accounting change	(94.49)	6.40	34.55	(187.06)	**(14.85)**	**(0.13)**
Net income (loss)	(94.49)	6.40	34.55	(188.63)	**(14.85)**	**(0.13)**
Diluted:						
Income (loss) before cumulative effect of accounting change	(94.49)	6.40	32.17	(187.06)	**(14.85)**	**(0.13)**
Net income (loss)	(94.49)	6.40	32.17	(188.63)	**(14.85)**	**(0.13)**
Cash dividends	8.50	6.00	11.00	6.00	**–**	**–**
At year-end:						
Total assets	5,045,934	4,608,964	4,823,624	5,010,883	**4,103,300**	**34,773,729**
Shareholders' equity	927,345	976,853	915,036	564,915	**358,444**	**3,037,661**
Number of employees	157,773	154,787	149,931	141,909	**145,807**	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥118=U.S.$1.
2. NEC adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" beginning with the fiscal year ended March 31, 2000, and has restated its prior years' consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended March 31, 2003 (Fiscal 2003)
Compared With the Year Ended March 31, 2002 (Fiscal 2002)

BUSINESS OVERVIEW

NEC Corporation and our consolidated subsidiaries ("NEC" or "We") is a leading provider of systems, components, services and integrated solutions for computing and communications applications. We are focused mainly on providing reliable solutions to meet complex customer requirements.

Our business is divided into three principal segments, which we call IT Solutions business, Network Solutions business and Electron Devices business.

IT Solutions business mainly involves the provision of solutions, including systems integration ("SI") services, software and Internet-related services as well as the development, design, manufacture and sale of a wide range of IT solutions typified by computers and computer-related systems primarily. IT Solutions business is focusing on developing its software and SI services businesses into solid earnings platforms, leveraging its strengths in open mission critical systems (backbone systems using open systems such as UNIX servers).

Network Solutions business includes network integration services as well as the development, design, manufacture and sale of mobile Internet solution systems such as 3rd generation ("3G") mobile communications systems and handsets, and broadband Internet solution systems. Network Solutions business is developing a global leadership position in the networking equipment market by leveraging its solution capabilities using its knowledge and experience as a total system supplier. We will seek to accomplish this objective by building on its broad range of superior hardware.

Electron Devices business includes the development, design, manufacture and sale of semiconductors, displays, components and other electron devices mainly to end-product manufacturers. The system LSI business forms the nucleus of operations, delivering customer-centric device solutions. While seeking to strengthen customer relationships, Electron Devices business is concentrating on system LSIs for high-end applications, refining leading-edge technologies to meet demands for greater speed, integration and performance. These applications include system LSIs for servers, core routers and storage systems. At the same time, Electron Devices business is promoting the widespread use of system LSIs as it seeks to become a leading player, capable of delivering solutions in a broad range of application fields.

*The names of NEC's segments were changed from NEC Solutions, NEC Networks and NEC Electron Devices to IT Solutions business, Network Solutions business and Electron Devices business, respectively, upon dissolving the in-house company system, which had remained effective through March 31, 2003, to form a better organization.
The composition of each segment remains the same.*

New segments	Former segments
IT Solutions business	NEC Solutions
Network Solutions business	NEC Networks
Electron Devices business	NEC Electron Devices

MAJOR MEASURES IMPLEMENTED DURING THE YEAR UNDER REVIEW

(1) Second Phase of Management Reforms

Increasing Corporate Value by Focusing on Integrated IT/Network Solutions, and Semiconductor Solutions

In April 2000, NEC adopted an in-house company system as the first phase of management reforms. Under this system, NEC divided its businesses into three in-house companies responsible for providing IT, network and electron devices solutions in line with the distinctive characteristics of each of those domains. Under this system NEC reaped numerous benefits. Most importantly, NEC eliminated interdependencies among businesses, fostered a stronger solutions-oriented ethic, realigned unprofitable businesses, reorganized group companies and strengthened corporate governance (see Corporate Governance section, page 8). However, there were also fundamental shifts in NEC's external operating environment during this time—Chinese and other emerging players ignited fierce price competition around the world; the IT bubble collapsed; the competitive landscape in the semiconductor industry shifted; and networks evolved, as seen in the transition to IP-based networks and broadband networks, specifically. Other major changes included the fusion of IT and network technologies.

In this fast-changing environment, NEC launched the second-phase of management reforms in May 2002, dividing its businesses into two broad domains—Integrated IT/Network Solutions, and Semiconductor Solutions. This move reflected recognition of differences in customer profiles and in the ground rules for competing successfully in each of NEC's businesses. The aim was to concentrate resources in these two domains to increase corporate value.

Integrated IT/Network Solutions

Effective on April 1, 2003, our IT Solutions business and Network Solutions business began working through business line systems. Aiming to foster a corporate culture that encourages open communication and a flat organization, NEC has established nine business lines. One example is the newly established Domestic Sales line, which is responsible for marketing Integrated IT/Network Solutions, which are expected to be a rapidly growing market. NEC assigned executive directors to oversee the integration of IT and Network Solutions to establish an IT-network integrated structure and strengthen integrated software and hardware development.

Semiconductor Solutions

Non-DRAM semiconductor businesses were separated from NEC Corporation and integrated into a new company, NEC Electronics Corporation, established on November 1, 2002. The new company aspires to become a leading semiconductor solutions provider by maximizing its highly differentiated technologies to meet customers' system requirements, especially in the system LSI field. Separation of this business is expected to raise awareness of NEC Electronics' value as a specialized semiconductor solutions provider, thereby allowing it to procure financing in a manner best suited to the capital-intensive nature of the semiconductor business and to create a financial base rivaling that of its international competitors.

NEC Electronics is a consolidated subsidiary.

(2) Major Recovery in Operating Results in a Difficult Business Environment with No Expectation of Strong Sales Growth

Fiscal 2003 saw a continuation of difficult operating conditions due to a prolonged slump in the global communications infrastructure market and signs of slowing domestic IT investment, as the fiscal 2002 downturn in the U.S. reverberated around the world. Meanwhile, structural deflation persisted as China-based electronic manufacturing services (EMS) companies and the shift to next-generation communications networks based on inexpensive IP architecture lowered cost structures.

In response, NEC implemented various measures to strengthen financial position to improve operating results even in a tough business environment with no expectations for sales growth.

Improving Cost Structure by Lowering Fixed Expenses and Materials Costs

NEC achieved sharply lowered fixed expenses in fiscal 2003, reaping the benefits of restructuring measures launched in fiscal 2002. NEC reduced payroll expenses by workforce reduction achieved through such means as a second career development program, selling businesses, reducing bonuses and salary reductions. We also lowered costs by adjusting production capacity in Electron Devices business.

NEC also launched a two-year company-wide initiative to reduce total materials costs. This initiative is designed to minimize the effect of falling prices and shorter product lifecycles prompted by technological innovation throughout the IT sector on NEC. Cost-cutting initiatives included reducing the number of suppliers used, and expanding the use of standardized components in similar product lines for products throughout the company. Other cost-cutting initiatives included developing products that use inexpensive components and placing components on a single chip, as well as cost reductions in the product design and development stages, such as using reverse Internet auctions. NEC also expanded overseas procurement from China and other countries. In China, NEC not only increased procurement of finished PCs and mobile handsets for overseas markets, but also transitioned more software development to local companies. As a result of these actions, materials costs were lowered by more than the decline in sales prices.

Looking ahead, NEC will continue to seek to lower materials and other procurement costs in order to further streamline its cost structure.

Improving NEC's Financial Strength through Asset Efficiency and Reform of Pension and Severance Plans

NEC's cost reduction initiatives resulted in a dramatic recovery in operating results in fiscal 2003. Despite these efforts, the shareholders' equity ratio as of March 31, 2003 stood at 8.7%. The main reason was an increase in the minimum pension liability adjustment due to an actual loss on pension plan assets caused by falling stock prices worldwide and a reduction of the discount rate of the pension liability. Meanwhile, as of March 31, 2003, interest-bearing debt was ¥1,487.1 billion ($12,602 million) and the debt-equity ratio was 4.15 times.

Improving NEC's balance sheet is one of management's top priorities. NEC has taken a number of actions to reduce interest-bearing debt and increase shareholders' equity. Specifically, since the end of fiscal 2002, immediate measures have been taken to reduce total assets by approximately ¥500 billion over 2 years to raise funds internally. NEC implemented several initiatives. These initiatives included improving asset turnover by reducing inventories, securitizing receivable (see page 36, Off-Balance Sheet Arrangements, Liquidity and Capital Resources), selling securities held and real estate assets of diminished significance, and divesting businesses. Inventories were ¥553.8 billion ($4,693 million) as of March 31, 2003, ¥96.2 billion lower as compared with that of March 31, 2002, due to efforts to control material costs and a drive to reconfigure manufacturing processes throughout the company. Inventory turnover days also improved sharply. NEC had also reduced interest-bearing debt by ¥772.6 billion as compared with the previous fiscal year. The reduction in interest-bearing debt was due to operating cash flows and funds generated from other effort to strengthen its balance sheet as well as the reduction of ¥563.0 billion due to the deconsolidation of NEC Leasing, Ltd. contributed to the decrease. As a result of the sale of NEC's interest in NEC Leasing, NEC Leasing is now accounted for by the equity method.

NEC recognizes the importance of the profound effect which pension and severance plans can have on shareholders' equity. Pension plan assets, in particular, have been eroded by investment losses over the past three years, especially on equity securities, due to the slump in stock markets. And the discount rate for calculating benefit obligations has been revised downward from 3.5% to 3.0%, reflecting the continued drop in interest rates. As a result of these factors, the underfunded benefit obligations increased and the minimum pension liability adjustment increased by ¥132.2 billion from the end of fiscal 2002 to ¥282.4 billion ($2,394 million). NEC is taking and studying several measures to minimize its impact of its pension plan on its operating results and financial position. In Japan, the Defined Benefit Corporate Pension Law was enacted and it has made it possible to return to the government the portion of the Employees Welfare Pension Fund ("substitutional portion") managed on its behalf. NEC decided to return the substitutional portion to the government, obtained approval for exemption from future benefit obligations in respect of the substitutional portion by Japan's Ministry of Health, Labour and Welfare effective on September 1, 2002. NEC will return the related pension assets to the government before the end of fiscal 2004. This will decrease benefit obligations and pension plan assets of the substitutional portion and will minimize the effect of the pension plan on NEC's operating results in the future by reducing NEC's risk exposure to future changes in the discount rate assuming continuously falling interest rates, and exposure to investment risk on pension plan assets. In addition, NEC is also considering offering severance indemnity plans that reflect the cumulative accomplishments of employees, and introducing new forms of cash balance pension plans, where the retirement benefit payment varies in line with changes in interest rate.

Additional Restructuring Measures in Fiscal 2003

NEC implemented the following restructuring initiatives in response to sluggish PC market, and the communications equipment market which is expected to remain challenging in the near term.

In the PC market, support services such as maintenance services are increasingly critical to improving customer satisfaction. In IT Solutions businesses, NEC Gunma, Ltd. was converted into a base for defect assessment and repair of PCs and peripherals, as well as to spearhead a recycling business. Previously, NEC Gunma was a manufacturing base for desktop PCs.

In Network Solutions business, the operations in Latin America and Asia were repositioned to focus on IP-based networks rather than legacy network equipment in line with shifts in demand.

With its business environment expected to remain difficult, NEC will work to reduce fixed expenses by limiting increases in payroll expenses. Sweeping cost-cutting initiatives throughout the company and its supply chain will also contribute to a targeted improvement in NEC's cost structure. Furthermore, NEC looks to expand sales by stimulating demand and investment through the strengthening of proposal-based marketing in Integrated IT/Network Solutions and Semiconductor Solutions domains.

NEC decided not to pay dividends for fiscal 2003, in light of several factors. Firstly, NEC recorded a net loss, despite the company's relatively sharp year-on-year improvement. Secondly, shareholders' equity declined due to an decrease in pension plan assets, reflecting falling stock prices and other factors. NEC also decided not to pay bonuses to the Directors and the Corporate Auditors for the second consecutive year and reduced employee bonuses.

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of NEC's financial condition and results of operations discuss NEC's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Management believes that the estimates and assumptions used in applying the following critical accounting polices affect NEC's consolidated financial statements significantly.

Marketable Securities

NEC classifies its marketable equity securities and debt securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in the value of the marketable security is deemed to be other-than-temporary, NEC recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, NEC evaluates market conditions, trends of earnings, the extent to cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities and other key measures. In fiscal 2003, NEC recognized impairment loss of ¥27.5 billion ($233 million) mainly due to slumping stock prices. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

As of March 31, 2003, gross unrealized holding losses in marketable equity securities and debt securities were ¥18.7 billion ($159 million) and not included in the results of our operations because their decline in value was deemed to be temporary as a result of the above evaluation.

Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are owned could result in losses or an inability to recover the cost of the marketable securities, thereby possibly requiring an impairment charge in the future.

Pension and Severance Plans

NEC has pension and severance costs and liabilities that are developed from actuarial valuations. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in assumptions in addition to changes in the number of employees covered. Inherent in these valuations are key assumptions including the discount rate and the expected long-term rate of return on plan assets.

To determine the expected long-term rate of return on plan assets, NEC considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A 50-basis point decrease in the expected long-term rate of return on plan assets would have resulted in an increase of pension expense in fiscal 2003 by approximately ¥4.0 billion. NEC assumed that the expected long-term rate of return on plan assets was 4.0% in fiscal 2002 and 2003.

To determine the discount rate, NEC considers current market conditions. To reflect declining current market interest rates, NEC reduced the discount rate from 3.5% to 3.0% as of March 31, 2003. This change resulted in increasing actuarial differences and the minimum pension liability adjustment, pretax by approximately ¥127.2 billion ($1,078 million) and ¥115.4 billion ($978 million), respectively. These actuarial differences are being recognized on a straight-line basis over 16 years.

Deferred Tax

NEC currently has deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, both of which will reduce taxable income in the future.

In addition, a valuation allowance to reduce its deferred tax assets to an amount that is more likely than not to be realized is provided. In determining whether a valuation allowance is required, NEC considers all available evidences as follows,

— Future earnings potential determined based upon internal forecasts;
— Cumulative pre-tax income excluding special charges during the previous three years;
— Tax planning considering the status of unrealized holding gains;
— Extended period of the realization of temporary differenses resulting from accrued pension and severance costs, investments in subsidiaries and so on; and
— History of no significant loss carryforwards expiring in the past and the expiration associated with the deffered tax assets as of March 31, 2003.

NEC has considered the above factors in assessing the need for recording a valuation allowance and concluded that a valuation allowance of ¥20.2 billion ($171 million) as of the end of fiscal 2003 was required.

In the event, like improvement in market conditions or results of operations, in which NEC were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, in the event of a deterioration in market conditions or results of operations, in which NEC were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would decrease income in the period such determination was made.

Impairment of Long-Lived Assets

Long-lived assets to be held and used are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

In determining the fair value of the respective assets, NEC must make estimates and assumptions regarding estimated future cash flows and other factors. If these estimates or their related assumptions change in the future, NEC may be required to record impairment charges for each of the assets not previously recorded.

Intangible Assets

Effective on April 1, 2002, NEC adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prohibits the amortization of goodwill and indefinite lived intangible assets. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

In accordance with SFAS No. 142, NEC performed the transitional impairment test of goodwill as of April 1, 2002 and determined that they were not impaired. NEC also performed an annual impairment test of goodwill as of December 31, 2002 and determined that they were not impaired.

NEC performs the impairment tests of goodwill as of December 31 annually or more frequently if events or circumstances indicate that assets might be impaired.

In performing impairment tests based on a discounted future cash flow approach, NEC must make estimates and assumptions regarding estimated future cash flows and other factors. They include inherent uncertainties, however, these estimates and assumptions used are consistent with our internal planning. If these estimates or their related assumptions change in the future, NEC may be required to record an impairment charge for these assets.

NEC reviews the carrying amount of intangible assets with finite lives for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

OVERVIEW OF RESULTS

In fiscal 2003, NEC's consolidated net sales decreased by 8% year on year to ¥4,695.0 billion ($39,788 million). Income before income taxes improved to ¥61.5 billion ($521 million), a year-on-year increase of ¥522.7 billion, due mainly to lower fixed expenses and cost resulting from the structural reforms implemented in the previous fiscal year. Despite an improvement of ¥287.5 billion year on year, NEC recorded a net loss of ¥24.6 billion ($208 million), as a result of equity in losses of affiliated companies and the write-down of deferred tax assets resulting from the introduction of a corporate activity tax.

Net Sales

In fiscal 2003, NEC's net sales decreased by ¥406.0 billion to ¥4,695.0 billion ($39,788 million), a decrease of 8% from the previous fiscal year. This decrease was attributable to sales decreases of 6% and 19% at IT Solutions business and Network Solutions business, respectively, partially offset by an 11% increase in sales as compared with the previous fiscal year at Electron Devices business. By geographical location of customers, net sales to Japanese customers decreased by 7% to ¥3,644.7 billion ($30,887 million) as compared with the previous fiscal year. This decrease was mainly attributable to a decline in hardware sales, including servers and PCs, and lower demand for systems for network service providers. Another factor was a decrease in shipments of mobile handsets, which were extremely strong in the previous fiscal year. These factors outweighed higher sales in two areas—SI services and semiconductors. Overseas sales were down by 12% to ¥1,050.4 billion ($8,901 million) as compared with the previous fiscal year. This was due to lackluster demand for systems for network service providers in overseas market similar to Japanese market.

Sales denominated in foreign currencies in fiscal 2003, principally the U.S. dollar, remained largely unchanged at ¥991.3 billion ($8,401 million) as compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 21% of net sales. Fluctuations in exchange rates had a negligible effect on earnings, due to a variety of hedging measures to reduce risks such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.

Interest, Gain on Securities Sold, Dividends and Other (Other Income)

Other income was ¥131.5 billion ($1,114 million), up ¥27.9 billion over ¥103.6 billion in the previous fiscal year. Since April 2000, NEC has been realigning businesses by selectively focusing on strategic core businesses. Actions have included the divestiture of non-core businesses and measures designed to raise asset productivity, such as selling securities of diminished significance. Consequently, in fiscal 2002, NEC recorded gains on the sale of investments in securities of ¥32.9 billion and gains on the sale of property, plant and equipment of ¥12.1 billion. In fiscal 2003, by continuously implementing such actions, NEC recorded gains on the sale of investments in securities of ¥68.6 billion ($582 million) and gains on the sale of property, plant and equipment of ¥9.3 billion ($79 million).

Gain due to Stock Issuances by Subsidiaries

In fiscal 2002, NEC recorded gains of ¥3.1 billion on the initial public offering ("IPO") of NEC Mobiling, Ltd. NEC also recorded gains of ¥3.7 billion due to stock issuances by other subsidiaries, reflecting an increase in the carrying amount of its investment in these subsidiaries following the issuance of shares. In fiscal 2003, NEC recorded gains of ¥20.8 billion ($176 million) on the IPO of a consolidated subsidiary NEC Fielding, Ltd. NEC also recorded gains of ¥1.3 billion ($11 million) due to stock issuances by other subsidiary, reflecting an increase in the carrying amount of its investment in this subsidiary following the issuance of shares (see Note 20 to consolidated financial statements on page 64).

Cost of Sales

Cost of sales in fiscal 2003 fell by ¥466.3 billion to ¥3,453.0 billion ($29,263 million) as compared with the previous fiscal year. As a percentage of net sales, cost of sales decreased 3.3 percentage points to 73.5%. This decrease was mainly attributable to measures to reduce materials costs by reducing the number of suppliers and expanding procurement from overseas suppliers in China and other countries, and reduction in fixed expenses, such as personnel expenses.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses in fiscal 2003 decreased by ¥116.1 billion year on year to ¥1,121.1 billion ($9,501 million). The decrease in SG&A expenses was mainly due to the decrease in selling expenses, which tracked falling sales, but also reflected measures to trim R&D and other general expenses. As a percentage of net sales, SG&A expenses decreased 0.4 percentage point to 23.9%.

R&D expenses decreased by 11% to ¥296.2 billion ($2,511 million) as compared with the previous fiscal year, representing 6.3% of net sales. NEC focused on reducing the range of R&D areas and pursued greater cost efficiencies, while moving to develop next-generation mobile communications systems, leading-edge system LSIs and quantum computing devices.

Other Expenses

Other expenses in fiscal 2003 decreased by ¥286.6 billion to ¥182.8 billion ($1,549 million) as compared with the previous fiscal year. In fiscal 2002, NEC incurred restructuring and other unusual charges of ¥370.5 billion, primarily for far-reaching restructuring measures. This entailed business restructuring charges mainly for restructuring subsidiaries and disposal of assets and impairment losses on investments in securities. In fiscal 2003, NEC also recorded restructuring and other unusual charges of ¥102.8 billion ($871 million). This reflected continuing business restructuring measures such as restructuring subsidiaries and the disposal of assets, and falling stock prices, which resulted in impairment losses on investments in securities (see Note 21 to consolidated financial statements on page 65).

Income (Loss) before Income Taxes

NEC recorded income before income taxes in fiscal 2003 of ¥61.5 billion ($521 million), a significant improvement of ¥522.7 billion as compared with the previous fiscal year. This increase was mainly due to an improvement of ¥176.4 billion in overall segment profit due to an improvement of ¥145.9 billion in segment loss at Electron Devices business from the previous fiscal year and a decrease of ¥267.7 billion in the above-mentioned business restructuring and other unusual charges as compared with the previous fiscal year (see Notes 21 and 24 to consolidated financial statements on pages 65 and 67, respectively).

Equity in Earnings (Losses) of Affiliated Companies

NEC recorded equity in losses of affiliated companies in fiscal 2003 of ¥20.4 billion ($173 million), generally consistent with the previous fiscal year. This mainly reflected losses recorded by affiliates involved in the semiconductor business including a loss of ¥13.1 billion ($111 million) at Elpida Memory, Inc.

Net Income (Loss)

Despite the previously mentioned significant improvement in income (loss) before income taxes, NEC recorded a net loss for fiscal 2003 of ¥24.6 billion ($208 million). Net loss per share was ¥14.85 ($0.13). This was mainly due to equity in losses of affiliated companies resulting from weak operating results and higher income taxes due to the write-down of deferred tax assets resulting from the introduction of a corporate activity tax in Japan.

Comprehensive Income (Loss)

NEC recorded a comprehensive loss in fiscal 2003 of ¥205.5 billion ($1,742 million). This reflected the recording of other comprehensive losses of ¥181.0 billion ($1,534 million). Comprehensive income (loss) is the sum of foreign currency translation adjustments, the minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. NEC incurred a loss of ¥132.2 billion ($1,120 million) from the minimum pension liability adjustment due to a falling investment returns on pension plan assets reflecting slumping stock prices and a reduction in the discount rate for calculating benefit obligations, and losses from marketable securities of ¥45.2 billion ($383 million), reflecting the realization of the unrealized gains due to the sale of marketable securities and an increase in unrealized losses on marketable securities due to worsening market conditions.

Dividends

NEC has decided not to pay dividends for fiscal 2003, representing a decrease of ¥6.0 per share as compared with the previous fiscal year, in light of the net loss and the decrease in shareholders' equity due to the erosion of pension assets accompanying falling stock prices.

Capital Expenditures

Capital expenditures decreased by 11% in fiscal 2003 to ¥178.7 billion ($1,515 million) as compared with the previous fiscal year, as NEC reduced capital expenditures, focusing on demand. NEC also took steps to optimize returns on capital investments.

RESULTS BY SEGMENT

By business category, NEC's electronics business, which consists of IT Solutions business, Network Solutions business, and Electron Devices business, recorded sales of ¥4,677.5 billion ($39,640 million) in fiscal 2003, a decrease of ¥377.3 billion or 7%, from the previous fiscal year. Total segment profit for the electronics business in fiscal 2003 was ¥114.3 billion ($969 million), reversing the previous year's segment loss by ¥173.8 billion. The leasing business recorded sales of ¥38.2 billion ($324 million), a decrease of ¥33.5 billion, or 47% from the previous fiscal year. Segment profit for leasing business was ¥8.2 billion ($69 million), almost unchanged from fiscal 2002.

Sales and segment profit (loss) figures by segment for the electronics business are presented below.

Sales and segment profit figures for each segment include intersegment transactions (see Note 24 to consolidated financial statements on page 67).

IT SOLUTIONS BUSINESS

SALES
(Billion ¥)


0
500
1,000
1,500
2,000
2,500
2003
2002
2001

Year ended March 31

SEGMENT PROFIT
(Billion ¥)


0
40
80
120
2003
2002
2001

Year ended March 31

Sales

IT Solutions business recorded sales in fiscal 2003 of ¥2,082.6 billion ($17,649 million), a decrease of 6% from the previous fiscal year. This decrease was mainly attributable to lower hardware sales in the absence of the previous fiscal year's large orders for servers and computers. Another factor was lower sales of PCs due to the persistently weak PC market for personal use and intensifying price competition in the PC market for corporate customers. However, sales of software and services were lifted by steady sales of SI services for the public sector and the manufacturing and telecommunications industries, and higher sales of value-added services offered by BIGLOBE.

Segment Profit

Segment profit in fiscal 2003 increased by ¥30.4 billion to ¥105.8 billion ($897 million) as compared with the previous fiscal year, as a percentage of sales increased from 3.4% in fiscal 2002 to 5.1%. Software and services recorded higher profit margins thanks to higher productivity in SI services and a stronger focus on software development. Hardware profitability also improved thanks to structural reforms of the personal products related business.

NETWORK SOLUTIONS BUSINESS

SALES
(Billion ¥)



0
500
1,000
1,500
2,000
2003
2002
2001

Year ended March 31

SEGMENT PROFIT
(Billion ¥)



0
30
60
90
2003
2002
2001

Year ended March 31

Sales

Sales in Network Solutions business in fiscal 2003 decreased 19% year on year to ¥1,576.3 billion ($13,359 million). Network infrastructure sales declined due to a continuous lackluster demand in the global telecommunications sector. Mobile terminal sales also decreased following exceptionally strong domestic mobile handset shipments in the first half of fiscal 2002. The sales of terrestrial digital broadcasting systems were strong in Japan.

Segment Profit

Segment profit for fiscal 2003 declined by ¥19.2 billion to ¥34.3 billion ($291 million) as compared with the previous fiscal year. Despite a difficult operating environment, reflected by the previously mentioned sales decrease of 19%, Network Solutions business remained profitable due in large part to the benefits of structural reforms initiated in fiscal 2002, which reduced fixed expenses and other costs.

ELECTRON DEVICES BUSINESS

SALES
(Billion ¥)



0
500
1,000
1,500
2003
2002
2001

Year ended March 31

SEGMENT PROFIT (LOSS)
(Billion ¥)



–160
–80
0
80
2003
2002
2001

Year ended March 31

Sales

Sales in Electron Device business in fiscal 2003 increased by 11% to ¥936.7 billion ($7,938 million) as compared with the previous fiscal year. Sales of semiconductors for use in consumer electronics such as DVD players and digital cameras, mobile handsets and automobiles were strong. In the display area, plasma display sales increased. The downsizing of general purpose LCDs for PCs, where profitability is constrained, as a result of shift to high-value-added color LCDs used in industrial applications had a negative effect on sales. Consequently, overall display sales decreased. Sales of electronic components and others also increased due to the new consolidation of a subsidiary following the integration of electronic components businesses as part of group realignment and other factors.

Segment Profit (Loss)

Segment loss for fiscal 2003 was ¥2.3 billion ($19 million), representing a ¥145.9 billion improvement from the previous fiscal year. This improvement mainly reflected the benefits of establishing a stronger earnings base by reduced fixed expenses, as part of structural reforms implemented in fiscal 2002. Actions included eliminating unprofitable products and shifting to high-value-added products. The sales growth in semiconductors and plasma displays also contributed to the improvement of profits.

OTHERS

Sales

The others segment includes the manufacture and sale of semiconductor manufacturing equipment, avionics equipment and LCD projectors as well as information and network system construction services. Sales in this segment were ¥661.7 billion ($5,608 million), on the consistent level with the previous fiscal year.

Segment Profit

Segment profit increased by ¥11.9 billion to ¥14.8 billion ($126 million), mainly due to higher sales of avionics equipment and others and improved profitability in information and network system construction services as compared with the previous fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Financial and Liquidity Management

NEC maintains credit facilities that it believes are sufficient to meet its short and long-term funding needs. In regard to short-term financing, NEC relies primarily on commercial paper ("CP") in Japan to provide short-term financing for operating purposes. NEC has a ¥500 billion ($4,237 million) CP program. In regard to long-term financing, NEC has a ¥300 billion ($2,542 million) straight bond issuance program in Japan. In addition to the above, NEC's U.S. financial subsidiary has a $500 million medium-term note ("MTN") program and NEC Corporation and our U.K. financial subsidiary jointly have a $2,000 million MTN program.

NEC's liquidity policy is to maintain a level of cash and cash equivalents, including committed credit facilities with financial institutions, equivalent to approximately one month of net sales. Cash and cash equivalents, together with committed credit facilities established with financial institutions in Japan, were ¥734.3 billion ($6,223 million) as of March 31, 2003. This is equivalent to 1.9 times average monthly sales in fiscal 2003. This level mainly reflected NEC's policy of retaining a more-than-adequate supply of cash and cash equivalents in anticipation of further uncertainty in the Japanese financial markets; any rapidly arising capital-expenditure needs in the semiconductor business; and an enlargement in NEC's committed credit facilities to ¥390 billion ($3,305 million). Of this amount, ¥100 billion represents a 3-year long-term committed credit facility established in fiscal 2003 to ensure stable liquidity over the long term. This long-term committed credit facility contains a clause that will revoke the credit facility in the event that NEC's rating (Rating and Investment Information, Inc.) is downgraded by 5 notches, from A at present to BB+ or lower.

NEC's basic policy is to maintain a balanced mix of fund procurement from debt and capital market instruments, with the emphasis on long-term funds. As of March 31, 2003, long-term fund procurement accounted for 70% of total funds procured, up 2 percentage points from the end of the previous fiscal year. Meanwhile, the use of capital market instruments accounted for 59% of total funding, down 7 percentage points from the end of the previous fiscal year. This reflected the repayment of interest-bearing debt mainly through the redemption of ordinary bonds and commercial paper using funds which were generated internally through measures to increase asset efficiency.

As of March 31, 2003, NEC's short-term credit rating was a-1 (Rating and Investment Information, Inc.) and its long-term credit ratings were Baa2 (Moody's Investors Service) and A (Rating and Investment Information). NEC's long-term credit rating from Rating and Investment Information was lowered from A+ to A in December 2002. However, this has not affected NEC's ability to procure funds.

Off-Balance Sheet Arrangements

NEC securitizes receivables by selling certain trade receivables, including investment in leases through the date of sale of a portion of NEC's ownership interest in NEC Leasing in March 2003, to a special purpose entity ("SPE"), without recourse. The purpose of such securitization is to enhance asset efficiency and eliminate the risk associated with a default on trade receivables. NEC retains subordinated interests in some cases for trade receivables sold. As of March 31, 2003, securitized trade receivables totaled ¥233.8 billion ($1,981 million).

NEC also sells a portion of its land, buildings, facilities and equipment to SPEs, leasing them back, for the purpose of eliminating risks associated with a fall in asset value or obsolete production facilities. These transactions are treated as operating leases for accounting purposes. As of March 31, 2003, operating leases were ¥220.1 billion ($1,865 million).

Neither NEC, nor its directors or employees, have any investments in these SPEs. The SPEs used in connection with the securitization of receivables are not consolidated when the SPE is a qualifying SPE.

In addition, SPEs used in connection with the securitization of receivables and the leasing of property are not consolidated when an independent third party absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

The amount of off-balance sheet arrangements as of March 31, 2002 and 2003 were as follows.

	In billions of yen		In millions of U.S. dollars
As of March 31	2002	**2003**	**2003**
Securitized trade receivables and investment in leases	¥286.8	**¥233.8**	**$1,981**
Operating leases	206.6	**220.1**	**1,865**
Total	¥493.4	**¥453.9**	**$3,846**

Contractual Obligations

The status of contractual obligations as of March 31, 2003, was as follows.

	In billions of yen					In millions of U.S. dollars				
	Payments due by period					Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	5+years	Total	Less than 1 year	1–3 years	3–5 years	5+years
Long-term debt excluding capital leases	¥1,223.0	¥256.4	¥359.3	¥262.6	¥344.7	$10,365	$2,173	$3,045	$2,226	$2,921
Capital leases	51.7	14.6	22.8	11.9	2.4	439	124	194	101	20
Operating leases	165.6	40.9	50.8	19.0	54.9	1,402	346	430	161	465
Total	¥1,440.3	¥311.9	¥432.9	¥293.5	¥402.0	$12,206	$2,643	$3,669	$2,488	$3,406

Commitments for contractual obligations on the purchase of property, plant and equipment were approximately ¥10.0 billion ($85 million) and will be paid within approximately one year.

The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 21 years) was ¥94.1 billion ($798 million). Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years and 5 years or more were ¥43.9 billion ($372 million), ¥34.5 billion ($292 million), ¥8.2 billion ($70 million) and ¥7.5 billion ($64 million), respectively.

Assets, Liabilities and Shareholders' Equity

As of March 31, 2003, the leasing business, which was included in NEC's scope of consolidation at the end of fiscal 2002, is accounted for by the equity method, following the sale of a portion of NEC's ownership interest in NEC Leasing in March 2003. NEC believes comparison between the condensed consolidated balance sheets as of March 31, 2002 treating the leasing business as an equity method affiliate and the condensed consolidated balance sheet as of March 31, 2003 is useful.

Condensed Consolidated Balance Sheets (Unaudited)

	Condensed consolidated balance sheets			Condensed consolidated balance sheet accounting for leasing business by the equity method
	In millions of yen		In thousands of U.S. dollars	In millions of yen
As of March 31	2002	**2003**	**2003**	2002
Assets:				
Cash and cash equivalents	¥ 377,772	**¥ 344,345**	**$ 2,918,178**	¥ 348,021
Notes and accounts receivable	905,069	**821,985**	**6,965,975**	938,179
Current portion of investment in leases	251,947	**–**	**–**	–
Inventories	650,043	**553,820**	**4,693,390**	650,043
Other current assets	220,205	**199,892**	**1,693,999**	189,086
Investments and long-term receivables	875,892	**466,100**	**3,950,000**	640,957
Property, plant and equipment	959,577	**838,341**	**7,104,585**	939,470
Other	770,378	**878,817**	**7,447,602**	758,115
Total assets	¥5,010,883	**¥4,103,300**	**$34,773,729**	¥4,463,871
Liabilities and shareholders' equity:				
Interest-bearing debt	¥2,259,705	**¥1,487,093**	**$12,602,483**	¥1,696,739
Other liabilities	1,956,246	**2,024,350**	**17,155,508**	1,987,805
Minority interests	132,817	**135,613**	**1,149,263**	117,212
Preferred securities issued by a subsidiary	97,200	**97,800**	**828,814**	97,200
Shareholders' equity	564,915	**358,444**	**3,037,661**	564,915
Total liabilities and shareholders' equity	¥5,010,883	**¥4,103,300**	**$34,773,729**	¥4,463,871

Total assets at the end of fiscal 2003 were ¥4,103.3 billion ($34,774 million), a decrease of ¥907.6 billion from the previous fiscal year. This mainly reflected a ¥547.0 billion decrease in investment in leases and other assets due to the conversion of NEC Leasing. Other factors included a decrease in investments due to falling stock prices and the sale of equity securities and a significant decrease in accounts receivable and inventories due to efforts to raise asset efficiency.

Current assets at the end of fiscal 2003 were ¥1,920.0 billion ($16,272 million), down ¥485.0 billion from the end of the previous fiscal year. Excluding the impact of the ¥279.7 billion due to the deconsolidation of the leasing business, the decrease of the current assets was ¥205.3 billion. Trade and accounts receivable decreased by ¥83.1 billion to ¥822.0 billion ($6,966 million) due to efforts to promote the collection of accounts receivable and reflecting the fourth quarter sales decrease. Inventories decreased by ¥96.2 billion to ¥553.8 billion ($4,693 million) due to measures to shorten production lead times through manufacturing innovations and production adjustments.

Investments and long-term receivables decreased by ¥409.8 billion to ¥466.1 billion ($3,950 million) as compared with the end of the previous fiscal year. This decrease mainly reflected the impact of the ¥234.9 billion decrease in investments in leases due to the exclusion of the leasing business from consolidation. Another factor was a decline in marketable securities, reflecting a weak stock market and the sale of marketable securities aimed at raising asset efficiency.

Property, plant and equipment at the end of 2003 decreased by ¥121.2 billion to ¥838.3 billion ($7,105 million) as compared with the end of the previous fiscal year. The main reason for the decrease was actions taken to improve NEC's financial position through the sale of real estate and facilities and the leasing of production facilities.

Other assets at the end of 2003 totaled ¥878.8 billion ($7,448 million), an increase of ¥108.4 billion as compared with the end of the previous fiscal year. The main contributing factor was the recording of deferred tax assets due to an increase in the minimum pension liability adjustment reflecting the underfunded benefit obligations.

Current and long-term liabilities as of the end of fiscal 2003 decreased by ¥704.5 billion from the end of fiscal 2002 to ¥3,511.4 billion ($29,758 million). Interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt, bonds and long-term debt, decreased by ¥772.6 billion to ¥1,487.1 billion ($12,602 million). The decrease includes the effect of deconsolidation of NEC Leasing, which was ¥563.0 billion. Excluding that effect, a reduction of ¥209.6 billion was due to NEC's efforts to reduce interest-bearing debt.

Accrued pension and severance costs increased by ¥238.0 billion to ¥705.6 billion ($5,979 million) as compared with the end of the previous fiscal year. This mainly reflected negative investment returns on pension plan assets due to weak stock markets and a reduction of the discount rate.

Shareholders' equity as of the end of fiscal 2003 decreased ¥206.5 billion to ¥358.4 billion ($3,038 million) as compared with the end of the previous fiscal year. This was mainly due to the net loss in the fiscal year under review and an increase of ¥181.0 billion in loss in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The increase in loss in accumulated other comprehensive income (loss) in fiscal 2003 was mainly due to two factors. One factor was an increase of ¥132.2 billion in the minimum pension liability adjustment due to negative investment returns and a reduction of the discount rate. The other factors included a decrease in unrealized gains (losses) on marketable securities of ¥45.2 billion due to the sale of securities and worsening market conditions. As a result, the shareholders' equity ratio at the end of fiscal 2003 declined to 8.7% from 11.3% of end of fiscal 2002.

Cash Flows

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Net cash provided by (used in):				
Operating activities	¥ 360.5	¥ 136.6	**¥ 247.5**	**$ 2,097**
Investing activities	(111.5)	(203.5)	**(11.6)**	**(98)**
Financing activities	(240.0)	55.7	**(262.7)**	**(2,227)**
Effect of exchange rate changes on cash and cash equivalents	3.9	2.1	**(6.6)**	**(55)**
Net increase (decrease) in cash and cash equivalents	¥ 12.9	¥ (9.1)	**¥ (33.4)**	**$ (283)**

Cash and cash equivalents at the end of fiscal 2003 were ¥344.3 billion ($2,918 million), down ¥33.4 billion from the end of fiscal 2002.

Net cash provided by operating activities in fiscal 2003 was ¥247.5 billion ($2,097 million), an increase of ¥110.9 billion as compared with the previous fiscal year. This increase mainly reflected a significantly smaller net loss in fiscal 2003. Depreciation expenses also fell by ¥39.1 billion to ¥195.6 billion ($1,658 million) due to cutbacks in capital expenditures.

Net cash used in investing activities in fiscal 2003 was ¥11.6 billion ($98 million), a decrease of ¥192.0 billion as compared with the previous fiscal year. The decrease mainly reflected lower cash outlays for new property, plant and equipment due to selective capital expenditures. Cash inflow was generated by proceeds from the sale of marketable securities, reflecting renewed efforts to sell marketable securities of diminished significance.

Net cash used in financing activities in fiscal 2003 was ¥262.7 billion ($2,227 million). The decrease reflected the redemption of bonds and commercial paper.

RESEARCH AND DEVELOPMENT ACTIVITIES

Since the establishment of its first research laboratory in 1939, NEC has consistently recognized that its research and development (R&D) activities are a critical component of its success. NEC will therefore continue to devote significant financial, personnel and other resources to R&D efforts.

R&D expenses for fiscal 2001, 2002 and 2003 are shown in the table below:

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
R&D expenses	¥345.0	¥333.6	**¥296.2**	**$2,511**
As a percentage of net sales	6.4%	6.5%	**6.3%**	

R&D expenses in fiscal 2003 at IT Solutions business, Network Solutions business and Electron Devices business, and others, were ¥42.1 billion ($356 million), ¥117.6 billion ($997 million), and ¥105.7 billion ($896 million), and ¥30.8 billion ($262 million), respectively.

NEC conducts R&D activities at research and development division and at each business line.

Research and development division conducts medium and long-term R&D activities to develop fundamental technologies that will form the basis for NEC's future operations, and new technologies that will significantly expand the operations of each business line. These activities take place in various specialized laboratories located in Japan, the United States of America and Europe.

NEC's business lines conduct product and technology development at their own respective divisions. The activities of each of these business lines are closely related to the operating activities and targeted markets of each business line. Research and development division collaborates closely with each of these business lines in product and technology development activities.

NEC conducts R&D activities in the areas of:

- Internet application platforms focused on e-commerce application platforms and mission-critical systems;
- *Broadband network systems and network solutions focused on mobile communications systems such as mobile* handsets and third and fourth-generation mobile communications systems;
- Integrated IT and network systems;
- Semiconductor devices, focusing on system LSIs; and
- Fundamental research in technologies needed to create new businesses, such as nanotechnology, biology and IT convergence technologies, and quantum IT

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, net income (loss) and net income (loss) per share are as follows.

	2002			
Year ended March 31	1st Quarter (*)	2nd Quarter	3rd Quarter	4th Quarter
Net sales (in billions of yen)	¥1,124.6	¥1,343.4	¥1,125.1	¥1,507.9
Net income (loss) (in billions of yen)	3.4 0.8	(30.7)	(155.1)	(127.0)
Net income (loss) per share—basic (in yen)	2.07 0.50	(18.57)	(93.73)	(76.82)
Net income (loss) per share—diluted (in yen)	2.03 0.49	(18.57)	(93.73)	(76.82)

**The above figures represent income before cumulative effect of accounting change.*

	2003			
Year ended March 31	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (in billions of yen)	**¥1,021.2**	**¥1,152.6**	**¥1,068.3**	**¥1,452.9**
Net income (loss) (in billions of yen)	**7.2**	**(6.2)**	**(4.6)**	**(21.0)**
Net income (loss) per share—basic (in yen)	**4.37**	**(3.75)**	**(2.76)**	**(12.73)**
Net income (loss) per share—diluted (in yen)	**4.06**	**(3.75)**	**(2.76)**	**(12.73)**
Net sales (in millions of U.S. dollars)	**$ 8,655**	**$ 9,768**	**$ 9,053**	**$ 12,312**
Net income (loss) (in millions of U.S. dollars)	**61**	**(52)**	**(39)**	**(178)**
Net income (loss) per share—basic (in U.S. dollars)	**0.04**	**(0.03)**	**(0.02)**	**(0.11)**
Net income (loss) per share—diluted (in U.S. dollars)	**0.03**	**(0.03)**	**(0.02)**	**(0.11)**

CONSOLIDATED BALANCE SHEETS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2002 and 2003

ASSETS	In millions of yen 2002	In millions of yen 2003	In thousands of U.S. dollars (Note 3) 2003
Current assets:			
Cash and cash equivalents	¥ 377,772	¥ **344,345**	$ **2,918,178**
Notes receivable, trade (Notes 9 and 17)	33,224	**13,692**	**116,034**
Accounts receivable, trade (Notes 9 and 17)	904,020	**840,844**	**7,125,797**
Allowance for doubtful notes and accounts	(32,175)	**(32,551)**	**(275,856)**
Current portion of investment in leases (Notes 17 and 22)	251,947	**-**	**-**
Inventories (Note 6)	650,043	**553,820**	**4,693,390**
Deferred tax assets (Note 11)	118,293	**124,577**	**1,055,737**
Prepaid expenses and other current assets	101,912	**75,315**	**638,262**
Total current assets	2,405,036	**1,920,042**	**16,271,542**
Investments and long-term receivables:			
Marketable securities (Notes 5 and 9)	263,079	**116,093**	**983,839**
Investments and advances (Note 4):			
Affiliated companies	154,747	**160,028**	**1,356,169**
Other	158,179	**156,906**	**1,329,712**
Long-term receivables, trade	45,073	**33,073**	**280,280**
Investment in leases (Notes 17 and 22)	254,814	**-**	**-**
	875,892	**466,100**	**3,950,000**
Property, plant and equipment (Notes 9 and 22):			
Land	103,783	**108,021**	**915,432**
Buildings	887,698	**878,399**	**7,444,059**
Machinery and equipment	2,063,309	**1,885,513**	**15,978,924**
Construction in progress	71,349	**29,260**	**247,966**
	3,126,139	**2,901,193**	**24,586,381**
Accumulated depreciation	(2,166,562)	**(2,062,852)**	**(17,481,796)**
	959,577	**838,341**	**7,104,585**
Other assets:			
Deferred tax assets (Note 11)	442,411	**565,201**	**4,789,839**
Goodwill (Note 7)	41,290	**46,474**	**393,847**
License fees and other intangibles (Note 7)	36,259	**37,737**	**319,805**
Other (Note 8)	250,418	**229,405**	**1,944,111**
	770,378	**878,817**	**7,447,602**
	¥ 5,010,883	**¥ 4,103,300**	**$ 34,773,729**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	In millions of yen 2002	In millions of yen 2003	In thousands of U.S. dollars (Note 3) 2003
Current liabilities:			
Short-term borrowings (Note 9)	¥ 450,544	**¥ 212,350**	**$ 1,799,576**
Current portion of long-term debt (Note 9)	310,283	**270,956**	**2,296,238**
Notes payable, trade	61,685	**39,709**	**336,517**
Accounts payable, trade	877,270	**835,309**	**7,078,890**
Accounts payable, other and accrued expenses	295,505	**237,743**	**2,014,771**
Accrued income taxes	35,317	**39,708**	**336,508**
Other current liabilities	179,737	**138,449**	**1,173,297**
Total current liabilities	2,210,341	**1,774,224**	**15,035,797**
Long-term liabilities:			
Long-term debt (Note 9)	1,498,878	**1,003,787**	**8,506,669**
Accrued pension and severance costs (Note 10)	467,561	**705,551**	**5,979,246**
Other	39,171	**27,881**	**236,280**
	2,005,610	**1,737,219**	**14,722,195**
Minority shareholders' equity in consolidated subsidiaries	132,817	**135,613**	**1,149,263**
Preferred securities issued by a subsidiary (Note 12)	97,200	**97,800**	**828,813**
Commitments and contingent liabilities (Note 23)			
Shareholders' equity (Note 13):			
Common stock:			
Authorized — 3,200,000,000 shares			
Issued 2002 — 1,656,268,189 shares	244,726		
2003 — 1,656,268,189 shares		**244,726**	**2,073,949**
Additional paid-in capital	361,820	**361,820**	**3,066,271**
Retained earnings	66,125	**41,567**	**352,263**
Accumulated other comprehensive income (loss)	(105,437)	**(286,417)**	**(2,427,263)**
	567,234	**361,696**	**3,065,220**
Treasury stock, at cost:			
2002—2,285,092 shares	(2,319)		
2003—3,680,034 shares		**(3,252)**	**(27,559)**
	564,915	**358,444**	**3,037,661**
	¥5,010,883	**¥4,103,300**	**$34,773,729**

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2001, 2002 and 2003

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2001	2002	**2003**	**2003**
Sales and other income:				
Net sales	¥5,409,736	¥5,101,022	**¥4,695,035**	**$39,788,432**
Interest, gain on securities sold, dividends and other (Notes 5, 21 and 22)	140,062	103,637	**131,461**	**1,114,077**
Gain due to stock issuances by subsidiaries (Note 20)	41,324	6,753	**22,136**	**187,593**
	5,591,122	5,211,412	**4,848,632**	**41,090,102**
Costs and expenses:				
Cost of sales	3,981,113	3,919,268	**3,453,010**	**29,262,797**
Selling, general and administrative (Notes 18 and 19)	1,243,440	1,237,276	**1,121,136**	**9,501,152**
Interest	63,873	46,673	**30,218**	**256,085**
Other (Note 21)	210,373	469,378	**182,772**	**1,548,915**
	5,498,799	5,672,595	**4,787,136**	**40,568,949**
Income (loss) before income taxes	92,323	(461,183)	**61,496**	**521,153**
Provision (benefit) for income taxes (Note 11)	56,308	(178,173)	**58,714**	**497,577**
Income (loss) before minority interest, equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	36,015	(283,010)	**2,782**	**23,576**
Minority interest in income of consolidated subsidiaries	1,296	2,574	**6,896**	**58,441**
Income (loss) before equity in earnings (losses) of affiliated companies and cumulative effect of accounting change	34,719	(285,584)	**(4,114)**	**(34,865)**
Equity in earnings (losses) of affiliated companies (Note 4)	21,884	(23,841)	**(20,444)**	**(173,254)**
Income (loss) before cumulative effect of accounting change	56,603	(309,425)	**(24,558)**	**(208,119)**
Cumulative effect of accounting change, net of tax (Note 2)	–	(2,595)	**–**	**–**
Net income (loss)	56,603	(312,020)	**(24,558)**	**(208,119)**
Comprehensive income (loss):				
Other comprehensive income (loss), net of tax (Note 13):				
Foreign currency translation adjustments	19,127	13,451	**(3,655)**	**(30,975)**
Minimum pension liability adjustment (Note 10)	(84,871)	(37,834)	**(132,190)**	**(1,120,254)**
Unrealized gains (losses) on marketable securities (Note 5)	(60,864)	463	**(45,217)**	**(383,195)**
Unrealized gains (losses) on derivative financial instruments (Note 16)	–	692	**82**	**695**
Cumulative effect of accounting change (Note 2)	–	(3,606)	**–**	**–**
Other comprehensive income (loss)	(126,608)	(26,834)	**(180,980)**	**(1,533,729)**
Comprehensive income (loss)	¥ (70,005)	¥ (338,854)	**¥ (205,538)**	**$ (1,741,848)**
Retained earnings:				
Balance at beginning of year	¥ 349,560	¥ 388,079	**¥ 66,125**	**$ 560,382**
Net income (loss)	56,603	(312,020)	**(24,558)**	**(208,119)**
Dividends	(18,084)	(9,934)	**–**	**–**
Balance at end of year	¥ 388,079	¥ 66,125	**¥ 41,567**	**$ 352,263**

	In yen			In U.S. dollars (Note 3)
	2001	2002	**2003**	**2003**
Per share (Note 15):				
Basic:				
Income (loss) before cumulative effect of accounting change	¥34.55	¥(187.06)	**¥(14.85)**	**$(0.13)**
Net income (loss)	34.55	(188.63)	**(14.85)**	**(0.13)**
Diluted:				
Income (loss) before cumulative effect of accounting change	32.17	(187.06)	**(14.85)**	**(0.13)**
Net income (loss)	32.17	(188.63)	**(14.85)**	**(0.13)**
Cash dividends per share	¥11.00	¥ 6.00	**¥ –**	**$ –**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2001, 2002 and 2003

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2001	2002	**2003**	**2003**
Cash flows from operating activities:				
Net income (loss)	¥ 56,603	¥(312,020)	**¥ (24,558)**	**$ (208,119)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	250,138	234,738	**195,594**	**1,657,576**
Deferred income taxes	(2,463)	(222,423)	**7,688**	**65,153**
(Gain) loss on property, plant and equipment	(13,823)	146,430	**14,264**	**120,881**
Realized (gain) loss on marketable securities	2,175	62,139	**(260)**	**(2,203)**
Gain due to stock issuances by subsidiaries	(41,324)	(6,753)	**(22,136)**	**(187,593)**
Provision for pension and severance costs, less payments	5,060	56	**(638)**	**(5,407)**
Equity in (earnings) losses of affiliated companies, net of dividends	(17,149)	28,030	**22,006**	**186,491**
Minority interest in income of consolidated subsidiaries	1,296	2,574	**4,396**	**37,254**
(Increase) decrease in notes and accounts receivable	(139,644)	169,628	**116,340**	**985,932**
(Increase) decrease in inventories	(83,769)	216,062	**79,343**	**672,398**
Increase (decrease) in notes and accounts payable	226,886	(178,878)	**(109,387)**	**(927,008)**
Increase (decrease) in other current liabilities	110,723	(60,747)	**(68,717)**	**(582,347)**
Other, net	5,783	57,801	**33,568**	**284,475**
Net cash provided by operating activities	360,492	136,637	**247,503**	**2,097,483**
Cash flows from investing activities:				
Proceeds from sales of fixed assets	112,887	56,094	**99,722**	**845,102**
Additions to fixed assets	(310,711)	(295,585)	**(210,261)**	**(1,781,873)**
Proceeds from sales and redemption of marketable securities	48,053	33,659	**71,919**	**609,483**
Purchase of marketable securities	(3,373)	(2,482)	**(2,277)**	**(19,297)**
Net proceeds from sales of affiliates' stock	55,656	38,438	**58,901**	**499,161**
Investments in affiliates, net of cash acquired	–	(31,046)	**(14,457)**	**(122,517)**
Disbursements for long-term loans	(23,151)	(11,842)	**(43,620)**	**(369,661)**
Payments received on long-term loans	10,458	18,714	**42,333**	**358,754**
Increase in other investment securities	(2,028)	(6,408)	**(14,810)**	**(125,508)**
Other, net	683	(3,078)	**964**	**8,170**
Net cash used in investing activities	(111,526)	(203,536)	**(11,586)**	**(98,186)**
Cash flows from financing activities:				
Proceeds from long-term debt	115,401	257,240	**175,516**	**1,487,424**
Repayments of long-term debt	(218,144)	(398,479)	**(333,889)**	**(2,829,568)**
Increase (decrease) in short-term borrowings	(149,988)	104,232	**(114,075)**	**(966,737)**
Dividends paid	(14,577)	(15,948)	**(7,291)**	**(61,788)**
Proceeds from stock issuances by subsidiaries	24,635	12,448	**17,923**	**151,890**
Proceeds from preferred securities issued by a subsidiary	–	97,000	**–**	**–**
Other, net	2,627	(839)	**(933)**	**(7,907)**
Net cash provided by (used in) financing activities	(240,046)	55,654	**(262,749)**	**(2,226,686)**
Effect of exchange rate changes on cash and cash equivalents	3,948	2,182	**(6,595)**	**(55,890)**
Net increase (decrease) in cash and cash equivalents	12,868	(9,063)	**(33,427)**	**(283,279)**
Cash and cash equivalents at beginning of year	373,967	386,835	**377,772**	**3,201,457**
Cash and cash equivalents at end of year	¥ 386,835	¥ 377,772	**¥ 344,345**	**$ 2,918,178**
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	¥ 63,021	¥ 47,852	**¥ 31,271**	**$ 265,008**
Income taxes	33,347	51,795	**46,635**	**395,212**
Supplemental information of noncash financing activities:				
Conversion of convertible debt into shares of common stock	¥ 27,159	¥ 18	**¥ –**	**$ –**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

1. NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company's principal operations consist of IT Solutions business, Networks Solutions business, and Electron Devices business based on customers and markets served.

IT Solutions business is primarily engaged in the provision of systems integration services, Internet-related services and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporate and individual customers.

Network Solutions business is primarily engaged in the development, design, manufacture, sale and network integration services for communication systems and equipment mainly for network service providers.

Electron Devices business is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

The Company's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and its products are marketed by the Company throughout the world.

2. SIGNIFICANT ACCOUNTING POLICIES

NEC Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant accounting policies, after reflecting adjustments for the above, are as follows:

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation and its subsidiaries in which it has a controlling financial interest. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

Investments in 20–50 % owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

As a result of the reorganization of various affiliated companies during the year ended March 31, 2002, the Company acquired a controlling financial interest in NEC Leasing Ltd. ("NEL"), and began to consolidate such entity. In March 2003, the Company sold a part of its ownership interest in NEL, which resulted in a decrease in the Company's ownership in NEL to 39.5%. As a result, the operating results of NEL were consolidated through the date of sale, and recognized on an equity basis thereafter.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Marketable securities and other investments

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost.

Inventories

Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over their estimated useful lives.

Goodwill and other intangibles

Effective April 1, 2002, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 prohibits the amortization of goodwill, and requires that goodwill be tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with SFAS No. 142, the Company performed the transitional impairment tests of goodwill at April 1, 2002 and determined that its goodwill was not impaired. Prior to the adoption of SFAS No. 142, goodwill which arose from business combinations completed before July 1, 2001, was amortized on a straight-line basis over the period of expected benefit which did not exceed 10 years. Goodwill, which arose from business combinations completed after June 30, 2001, is stated at cost, and no amortization has been recorded.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 5 years.

The Company reviews the carrying amount of intangible assets with finite lives for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable.

Impairment of long-lived assets

Long-lived assets to be held and used are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Software costs

The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues over periods ranging up to 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.

Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis principally over 5 years.

Income taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Issuance of stock by a subsidiary

When a subsidiary issues stock to unrelated third parties, the Company's ownership interest in the subsidiary decreases. In the event the price per share is more or less than the Company's average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and recognizes gains or losses in the year in which the change in ownership interest occurs.

Stock-based compensation

At March 31, 2003, the Company has three stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price at least equal to the market value at the date of grant and such exercise price has been higher than the market value since such date. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Net income (loss), as reported	¥56,603	¥(312,020)	**¥(24,558)**	**$(208,119)**
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(298)	(139)	**(94)**	**(796)**
Pro forma net income (loss)	¥56,305	¥(312,159)	**¥(24,652)**	**$(208,915)**

	In yen			In U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Net income (loss) per share:				
Basic — as reported	¥34.55	¥(188.63)	**¥(14.85)**	**$(0.13)**
Basic — pro forma	34.37	(188.71)	**(14.91)**	**(0.13)**
Diluted — as reported	32.17	(188.63)	**(14.85)**	**(0.13)**
Diluted — pro forma	32.01	(188.71)	**(14.91)**	**(0.13)**

Net income per share

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have antidilutive effect.

Revenue recognition

Revenue from sales of mass-produced standard products such as electron devices, mobile terminals, computers and workstations is recognized when the products are shipped.

Revenue from services is recognized as the services are provided.

Revenue from development of custom software products is recognized when the software products have been delivered and accepted by the customer.

The Company enters into multiple element projects with customers which include both products and services. Such projects generally include several separate agreements covering portions of the project. If the Company has vendor specific objective evidence for revenues allocated to each separate agreement and undelivered elements are not essential to functionality of delivered elements, revenue is allocated among the elements as each is completed and accepted by the customer. If undelivered elements are essential to functionality, revenue for the project is recognized when all elements have been completed and the project is accepted by the customer.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as a sales-type lease or direct-financing lease are accounted for as operating leases and related revenues are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company's products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Derivative financial instruments

Effective on April 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Adoption of SFAS No. 133 on April 1, 2001 resulted in a loss from the cumulative effect of an accounting change of ¥2,595 million and a reduction from accumulated other comprehensive income (loss) of ¥3,606 million.

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Prior to April 1, 2001, the Company used forward exchange contracts and interest rate swap agreements for hedging purposes. For forward exchange contracts, gains and losses on contracts designated as hedges were recognized in income and were offset against the foreign exchange differences in the underlying assets and liabilities. The gains and losses were included in other income or expenses. The discounts and premiums on forward exchange contracts were amortized over the lives of the respective contracts and included in interest expense. The related receivable or payable was included in other current assets or other current liabilities. Agreements that were, in substance, essentially the same as forward exchange contracts, such as currency swaps, are accounted for in a manner similar to the accounting for forward exchange contracts. For interest rate swap agreements, differentials to be paid or received related to interest rate swap agreements were recognized in interest expense over the lives of the agreement. The receivable or payable for the differential was included in other current assets or other current liabilities.

Securitization of receivables

In some cases, the Company retains certain interests in trade receivables sold in securitizations. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

Effective on January 1, 2003, the Company adopted the Financial Accounting Standards Board ("FASB") Interpretation ("Interpretation") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. As a result of adopting Interpretation No. 45, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities*. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Interpretation No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which the Company obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.

The Company uses special purpose entities, through which the Company leases equipment to overseas customers. The entities are considered variable interest entities under Interpretation No. 46. The Company provides financial support, including guarantees, to the entities, and holds a majority of or significant variable interests in the entities. Total assets held by the entities at March 31, 2003 were ¥57,937 million ($490,992 thousand). The Company's maximum exposure to loss would be ¥11,282 million ($95,610 thousand).

The Company also uses special purpose entities, through which the Company invests in and makes loans to third parties. The entities are considered variable interest entities under Interpretation No. 46. The Company provides financial support, including guarantees, to the entities, and holds a majority of the variable interests in the entities. Total assets held by the entities at March 31, 2003 were ¥12,422 million ($105,271 thousand). The Company's maximum exposure to loss would be ¥7,710 million ($65,339 thousand).

New accounting standards

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which is required to be adopted for years beginning after June 15, 2002. Under SFAS No. 143, a liability for an asset retirement obligation is recognized in the period in which it is incurred and is initially measured at fair value. The Company will adopt SFAS No. 143 effective April 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's results of operations and financial position.

Reclassifications

Certain accounts in the consolidated financial statements for the years ended March 31, 2001 and 2002 have been reclassified to conform to the 2003 presentation.

3. U.S. DOLLAR AMOUNTS

U.S. dollar amounts are included solely for the convenience of the readers of the financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

As the amounts shown in U.S. dollars are for convenience only, the rate of ¥118=U.S.$1, the approximate current rate at March 31, 2003, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of voting shares at March 31, 2003 are: Nippon Electric Glass Co., Ltd. (35.6%); ANRITSU CORPORATION (22.0%); Toyo Communication Equipment Co., Ltd. (21.5%); NEC Leasing, Ltd. ("NEL") (39.5%); Elpida Memory, Inc. (50.0%); NEC-Mitsubishi Electric Visual Systems Corporation (50.0%) and 11 other companies.

The Company's ownership interest in NEL decreased to 39.5% during March 2003 and, accordingly, NEL was deconsolidated and accounted for by the equity method.

Summarized financial information relating to affiliated companies accounted for by the equity method except for NEL is as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2002	**2003**	**2003**
Current assets	¥ 655,028	**¥ 459,641**	**$3,895,263**
Other assets, including property, plant and equipment	694,943	**588,969**	**4,991,262**
Total assets	¥1,349,971	**¥1,048,610**	**$8,886,525**
Current liabilities	¥ 487,567	**¥ 368,666**	**$3,124,288**
Long-term liabilities	338,103	**240,235**	**2,035,890**
Shareholders' equity	524,301	**439,709**	**3,726,347**
Total liabilities and shareholders' equity	¥1,349,971	**¥1,048,610**	**$8,886,525**

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Sales and operating revenue	¥1,388,641	¥1,002,208	**¥851,613**	**$7,217,059**
Gross profit	276,966	179,108	**153,149**	**1,297,873**
Net income (loss)	75,888	(57,505)	**(49,284)**	**(417,661)**

A summarized balance sheet of NEL at March 31, 2003, which was deconsolidated in March 2003, is as follows: (See Note 24 for the operating results of NEL for the year ended March 31, 2003.)

March 31	In millions of yen 2003	In thousands of U.S. dollars 2003
Current assets:		
Current portion of investment in leases	¥247,345	$2,096,144
Other current assets	98,490	834,661
Total current assets	345,835	2,930,805
Investment in leases	265,313	2,248,415
Other assets	45,028	381,594
Total assets	¥656,176	$5,560,814
Current liabilities:		
Short-term borrowings including current portion of long-term debt	¥247,150	$2,094,492
Other current liabilities	36,743	311,381
Total current liabilities	283,893	2,405,873
Long-term debt	323,934	2,745,203
Other long-term liabilities	6,571	55,687
	330,505	2,800,890
Shareholders' equity	41,778	354,051
Total liabilities and shareholders' equity	¥656,176	$5,560,814

Of the 17 affiliated companies at March 31, 2003 (13 companies at March 31, 2002) accounted for by the equity method, the stocks of 3 companies (4 companies at March 31, 2002) carried at ¥110,072 million and ¥97,123 million ($823,076 thousand) at March 31, 2002 and 2003, respectively, had quoted market values of an aggregate of ¥130,174 million and ¥87,661 million ($742,890 thousand) at March 31, 2002 and 2003, respectively.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

March 31	In millions of yen 2002	2003	In thousands of U.S. dollars 2003
Receivables, trade	¥18,191	¥12,865	$109,025
Payables, trade	19,201	13,652	115,695

Year ended March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Sales	¥206,961	¥72,384	¥70,070	$593,814
Purchases	172,571	57,597	54,118	458,627

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2001, 2002 and 2003 totaled ¥5,052 million, ¥2,049 million and ¥1,651 million ($13,992 thousand), respectively.

5. MARKETABLE SECURITIES

The following is a summary of marketable securities by major security type:

	In millions of yen							
	2002				2003			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:								
Equity securities	¥177,855	¥95,112	¥17,871	¥255,096	¥111,192	¥19,364	¥18,573	¥111,983
Debt securities	8,348	14	379	7,983	4,231	28	149	4,110
	¥186,203	¥95,126	¥18,250	¥263,079	¥115,423	¥19,392	¥18,722	¥116,093

March 31	In thousands of U.S. dollars 2003 Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:				
Equity securities	**$942,305**	**$164,101**	**$157,398**	**$949,008**
Debt securities	**35,856**	**238**	**1,263**	**34,831**
	$978,161	**$164,339**	**$158,661**	**$983,839**

Available-for-sale debt securities at March 31, 2003 mature within 5 year period.

Proceeds from sales of available-for-sale securities were ¥48,053 million, ¥21,017 million and ¥71,919 million ($609,483 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively. Gross realized gains were ¥40,099 million, ¥8,435 million and ¥32,174 million ($272,661 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, and gross realized losses, including writedowns, were ¥42,274 million, ¥70,574 million and ¥31,914 million ($270,458 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

6. INVENTORIES

Inventories at March 31, 2002 and 2003 consisted of the following:

March 31	In millions of yen 2002	2003	In thousands of U.S. dollars 2003
Finished products	¥235,783	**¥171,945**	**$1,457,161**
Work in process and semifinished components	318,115	**285,463**	**2,419,178**
Less — advance payments received	(47,448)	**(29,670)**	**(251,441)**
Raw materials and purchased components	143,593	**126,082**	**1,068,492**
	¥650,043	**¥553,820**	**$4,693,390**

7. GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2002 and 2003 were as follows:

	In millions of yen IT Solutions business	*Network Solutions business*	*Electron Devices business*	Total
Balance at April 1, 2001	¥28,229	¥14,135	¥ 2,991	¥45,355
Goodwill acquired during year	9,590	1,211	–	10,801
Amortization of goodwill	(4,193)	(3,170)	(997)	(8,360)
Impairment losses	(1,595)	(3,517)	(1,994)	(7,106)
Effect of foreign currency translation adjustments	–	600	–	600
Balance at March 31, 2002	32,031	9,259	–	41,290
Goodwill acquired during year	**–**	**–**	**6,233**	**6,233**
Sale of a business unit	**(222)**	**–**	**–**	**(222)**
Effect of foreign currency translation adjustments	**–**	**(827)**	**–**	**(827)**
Balance at March 31, 2003	**¥31,809**	**¥ 8,432**	**¥ 6,233**	**¥46,474**

	In thousands of U.S. dollars IT Solutions business	Network Solutions business	Electron Devices business	Total
Balance at March 31, 2002	$271,449	$78,466	$ –	$349,915
Goodwill acquired during year	**–**	**–**	**52,822**	**52,822**
Sale of a business unit	**(1,881)**	**–**	**–**	**(1,881)**
Effect of foreign currency translation adjustments	**–**	**(7,009)**	**–**	**(7,009)**
Balance at March 31, 2003	**$269,568**	**$71,457**	**$52,822**	**$393,847**

The following table represents income (loss) before cumulative effect of accounting change, net income (loss), income (loss) before cumulative effect of accounting change per share and net income (loss) per share for the years ended March 31, 2001, 2002 and 2003, adjusted to exclude amortization of goodwill:

Year ended March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Reported income (loss) before cumulative effect of accounting change	¥56,603	¥(309,425)	**¥(24,558)**	**$(208,119)**
Add back: Goodwill amortization	6,330	8,360	–	–
Adjusted income (loss) before cumulative effect of accounting change	¥62,933	¥(301,065)	**¥(24,558)**	**$(208,119)**
Reported net income (loss)	¥56,603	¥(312,020)	**¥(24,558)**	**$(208,119)**
Add back: Goodwill amortization	6,330	8,360	–	–
Adjusted net income (loss)	¥62,933	¥(303,660)	**¥(24,558)**	**$(208,119)**

Year ended March 31	In yen 2001	2002	2003	In U.S. dollars 2003
Per share:				
Basic:				
Reported income (loss) before cumulative effect of accounting change	¥34.55	¥(187.06)	**¥(14.85)**	**$(0.13)**
Add back: Goodwill amortization	3.87	5.05	–	–
Adjusted income (loss) before cumulative effect of accounting change	¥38.42	¥(182.01)	**¥(14.85)**	**$(0.13)**
Reported net income (loss)	¥34.55	¥(188.63)	**¥(14.85)**	**$(0.13)**
Add back: Goodwill amortization	3.87	5.05	–	–
Adjusted net income (loss)	¥38.42	¥(183.58)	**¥(14.85)**	**$(0.13)**
Diluted:				
Reported income (loss) before cumulative effect of accounting change	¥32.17	¥(187.06)	**¥(14.85)**	**$(0.13)**
Add back: Goodwill amortization	3.41	5.05	–	–
Adjusted income (loss) before cumulative effect of accounting change	¥35.58	¥(182.01)	**¥(14.85)**	**$(0.13)**
Reported net income (loss)	¥32.17	¥(188.63)	**¥(14.85)**	**$(0.13)**
Add back: Goodwill amortization	3.41	5.05	–	–
Adjusted net income (loss)	¥35.58	¥(183.58)	**¥(14.85)**	**$(0.13)**

Intangibles other than goodwill subject to amortization at March 31, 2002 and 2003 consisted of the following:

	In millions of yen				In thousands of U.S. dollars	
	2002		2003		2003	
March 31	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
License fees	¥44,299	¥(19,961)	**¥51,743**	**¥(26,448)**	**$438,500**	**$(224,136)**
Patents	7,001	(3,747)	**7,470**	**(4,293)**	**63,305**	**(36,381)**
Others	8,048	(3,886)	**8,796**	**(4,036)**	**74,542**	**(34,203)**
	¥59,348	¥(27,594)	**¥68,009**	**¥(34,777)**	**$576,347**	**$(294,720)**

The aggregate amortization expense for the years ended March 31, 2001, 2002 and 2003 was ¥10,358 million, ¥13,667 million and ¥13,302 million ($112,729 million), respectively. The estimated amortization expense for the next five years is as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2004	¥9,872	$83,661
2005	8,146	69,034
2006	6,037	51,161
2007	4,317	36,585
2008	3,135	26,568

Intangibles other than goodwill with indefinite useful lives at March 31, 2002 and 2003 were insignificant.

8. SOFTWARE COSTS

Software costs, included in other assets, other, at March 31, 2002 and 2003 consisted of the following:

	In millions of yen		In thousands of U.S. dollars
March 31	2002	**2003**	**2003**
Capitalized software	¥ 32,519	**¥ 24,932**	**$ 211,288**
Internal use software	89,202	**96,531**	**818,059**
	¥121,721	**¥121,463**	**$1,029,347**

Accumulated amortization of capitalized software at March 31, 2002 and 2003 was ¥77,264 million and ¥69,806 million ($591,576 thousand), respectively. Amortization expense of capitalized software for the years ended March 31, 2001, 2002 and 2003 was ¥22,307 million, ¥39,398 million and ¥35,188 million ($298,203 thousand), respectively.

Accumulated depreciation of internal use software at March 31, 2002 and 2003 was ¥78,247 million and ¥71,856 million ($608,949 thousand), respectively. Depreciation expense of internal use software for the years ended March 31, 2001, 2002 and 2003 was ¥23,025 million, ¥27,708 million and ¥29,196 million ($247,424 thousand), respectively.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2002 and 2003 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2002	**2003**	**2003**
Loans, principally from banks, including bank overdrafts (average interest rate of 1.25% in 2002 and 0.92% in 2003):			
Secured	¥ 20,228	**¥ 764**	**$ 6,474**
Unsecured	249,316	**211,586**	**1,793,102**
Commercial paper (average interest rate of 0.11% in 2002)	181,000	**–**	**–**
	¥450,544	**¥212,350**	**$1,799,576**

At March 31, 2003, the Company had unused lines of credit for short-term financing aggregating ¥394,568 million ($3,343,797 thousand) subject to commitment fees on the unused portion ranging from 0.125% to 0.25% and ¥169,436 million ($1,435,898 thousand) with no commitment fees. The line of credit of ¥100,000 million ($847,458 thousand) has a term extending through March 31, 2006. The remainder of ¥464,004 million ($3,932,237 thousand) is renewed annually.

Long-term debt at March 31, 2002 and 2003 was as follows:

March 31	In millions of yen 2002	2003	In thousands of U.S. dollars 2003
Loans, principally from banks and insurance companies, due 2002 to 2011 with average interest rate of 1.30% at March 31, 2002 and due 2003 to 2011 with average interest rate of 1.18% at March 31, 2003:			
Secured	¥ 23,495	¥ **20,760**	$ **175,932**
Unsecured	690,330	**306,992**	**2,601,627**
5.7% to 6.05% unsecured yen bonds due 2002 to 2007	30,000	**10,000**	**84,746**
Unsecured yen debentures, due 2002 to 2010 with interest rates of 0.45% to 3.3% at March 31, 2002 and due 2003 to 2010 with interest rates of 1.55% to 3.3% at March 31, 2003	618,000	**455,800**	**3,862,712**
1.9% unsecured yen convertible debentures due 2004, convertible currently at ¥1,962.90 for one common share, redeemable before due date	118,506	**118,506**	**1,004,288**
1.0% unsecured yen convertible debentures due 2011, convertible currently at ¥1,375.00 for one common share, redeemable before due date	97,906	**97,906**	**829,712**
Zero coupon unsecured yen convertible debentures due 2007, convertible currently at ¥3,207.00 for one common share, redeemable before due date	100,000	**100,000**	**847,458**
Zero coupon unsecured yen convertible debentures due 2010, convertible currently at ¥1,730.00 for one common share, redeemable before due date	100,000	**100,000**	**847,458**
Medium-term notes issued by consolidated subsidiaries, due 2002 to 2004 with interest rates of 0.09% to 0.3% at March 31, 2002 and due 2003 to 2004 with interest rates of 0.25 % to 0.3 % at March 31, 2003	9,024	**3,050**	**25,847**
Long-term capital lease obligations, due 2002 to 2007 with interest rates of 2.398% to 8.9% at March 31, 2002 and due 2003 to 2012 with interest rates of 1.43% to 9.2% at March 31, 2003	11,856	**51,752**	**438,576**
Other	8,098	**8,297**	**70,314**
	1,807,215	**1,273,063**	**10,788,670**
Unamortized premium	1,946	**1,680**	**14,237**
	1,809,161	**1,274,743**	**10,802,907**
Less — portion due within one year	(310,283)	**(270,956)**	**(2,296,238)**
	¥1,498,878	**¥1,003,787**	**$ 8,506,669**

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2003:

	In millions of yen	In thousands of U.S. dollars
Notes and accounts receivable	¥ 2,000	$ 16,949
Marketable securities	4,313	36,551
Property, plant and equipment (net book value)	79,515	673,856

The agreement for the 1.9% unsecured yen convertible debentures due 2004 stipulates, among other things, that NEC Corporation is required to deposit with a designated bank, as a sinking fund payment, amounts adjusted for redemptions and conversions made to the dates specified in the agreement. Under the agreement, NEC Corporation deposited, instead of cash, marketable securities amounting to ¥88,407 million and ¥90,323 million ($765,449 thousand) at March 31, 2002 and 2003, respectively.

At March 31, 2003, an aggregate of 220,563 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

A subsidiary is required to repay certain medium-term loans, the balance of which was ¥80,000 million ($677,966 thousand) at March 31, 2003, if its net assets fall below ¥150,000 million ($1,271,186 thousand), operating cash flow would be negative for two consecutive half year periods, or NEC Corporation's ownership interest drops below 50% or the subsidiary no longer is a consolidated subsidiary of NEC Corporation.

The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Certain of the loan agreements provide, among other things, that the Company submit to the lenders (upon their request) for approval its proposed appropriation of income (including dividends) before such appropriation can be submitted to the shareholders for approval.

Annual maturities on long-term debt during the next five years are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2004	¥270,956	$2,296,238
2005	186,178	1,577,780
2006	195,984	1,660,881
2007	172,110	1,458,559
2008	102,419	867,958

10. PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service and conditions under which the termination occurs. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also have contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan which would otherwise be provided by the Japanese government. The pension benefits are determined based on years of service and the compensation amount as stipulated in the regulations. The governmental welfare pension contributions are funded in conformity with the requirements regulated by the Japanese Welfare Pension Insurance Law.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

On September 1, 2002, the Company received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component of the Company's contributory defined benefit pension plans, over which the Japanese government will take responsibility. The Company, upon the final approval from the Japanese government during the year ending March 31, 2004, will be relieved of all past obligations under the governmental welfare component of the plans, with the transfer to the Japanese government of certain specified amounts which will be provided from the assets of the Company's pension plans. The Company will account for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction. Based on current assumptions, the Company estimates that this transaction would result in a decrease of approximately ¥550,000 million ($4,661,017 thousand) in the benefit obligations.

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salary.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

March 31	In millions of yen 2002	2003	In thousands of U.S. dollars 2003
Change in benefit obligations:			
Benefit obligations at beginning of year	¥1,280,618	**¥1,396,135**	**$11,831,653**
Service cost	65,131	**53,418**	**452,695**
Interest cost	47,107	**49,418**	**418,797**
Actuarial loss	3,042	**141,169**	**1,196,347**
Benefits paid	(65,066)	**(83,845)**	**(710,551)**
Acquisitions/divestitures, net	65,303	**10,182**	**86,288**
Benefit obligations at end of year	1,396,135	**1,566,477**	**13,275,229**
Change in plan assets:*1			
Fair value of plan assets at beginning of year	759,571	**799,432**	**6,774,847**
Actual loss on plan assets	(50,831)	**(97,184)**	**(823,593)**
Employer's contributions	45,056	**41,410**	**350,932**
Employees' contributions	16,245	**11,535**	**97,755**
Benefits paid	(25,167)	**(39,766)**	**(337,000)**
Acquisitions/divestitures, net	54,558	**600**	**5,084**
Fair value of plan assets at end of year	799,432	**716,027**	**6,068,025**
Funded status	(596,703)	**(850,450)**	**(7,207,204)**
Unrecognized prior service cost and actuarial loss*2	375,652	**622,369**	**5,274,314**
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	12,552	**9,505**	**80,551**
Net amounts recognized	¥ (208,499)	**¥ (218,576)**	**$ (1,852,339)**
Amounts recognized in the consolidated balance sheets consist of:			
Accrued pension and severance costs	¥ (467,561)	**¥ (705,551)**	**$ (5,979,246)**
Accumulated other comprehensive income, pretax	259,062	**486,975**	**4,126,907**
Net amounts recognized	¥ (208,499)	**¥ (218,576)**	**$ (1,852,339)**

*1 The plan assets consist principally of corporate equity securities, government securities and corporate debt securities.
*2 Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 17 years.

The weighted-average assumptions used in the accounting for the plans at March 31, 2002 and 2003 were as follows:

March 31	2002	2003
Discount rate	3.5%	**3.0%**
Rate of increase in future compensation level	1.7% – 3.8%	**1.7% – 3.8%**
Expected long-term rate of return on plan assets	4.0%	**4.0%**

As a result of change in the discount rate at March 31, 2003, benefit obligations increased by ¥127,216 million ($1,078,102 thousand).

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2001, 2002 and 2003 were as follows:

Year ended March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Service cost	¥ 61,175	¥ 65,131	**¥ 53,418**	**$ 452,695**
Interest cost	46,245	47,107	**49,418**	**418,797**
Expected return on plan assets	(31,617)	(32,558)	**(32,090)**	**(271,949)**
Amortization of unrecognized prior service cost and actuarial loss	8,666	18,842	**22,593**	**191,466**
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	3,047	3,047	**3,047**	**25,822**
Net pension and severance cost for all defined benefit plans	¥ 87,516	¥101,569	**¥ 96,386**	**$ 816,831**

The total cost for all defined benefit and defined contribution plans was as follows:

Year ended March 31	In millions of yen			In thousands of U.S. dollars
	2001	2002	**2003**	**2003**
Net pension and severance cost for all defined benefit plans	¥ 87,516	¥101,569	**¥ 96,386**	**$816,831**
Employees' contributions to the contributory defined benefit pension plans	(13,959)	(16,245)	**(11,535)**	**(97,755)**
Pension and severance cost for defined contribution plans	3,355	3,620	**1,064**	**9,017**
Total cost for all defined benefit and defined contribution plans	¥ 76,912	¥ 88,944	**¥ 85,915**	**$728,093**

11. INCOME TAXES

The components of income (loss) before income taxes and the provision (benefit) for income taxes comprised the following components:

Year ended March 31	In millions of yen			In thousands of U.S. dollars
	2001	2002	**2003**	**2003**
Income (loss) before income taxes:				
NEC Corporation and domestic subsidiaries	¥89,191	¥(258,858)	**¥ 80,969**	**$ 686,178**
Foreign subsidiaries	3,132	(202,325)	**(19,473)**	**(165,025)**
	¥92,323	¥(461,183)	**¥ 61,496**	**$ 521,153**
Provision (benefit) for income taxes:				
Current:				
NEC Corporation and domestic subsidiaries	¥48,480	¥ 42,831	**¥ 46,549**	**$ 394,483**
Foreign subsidiaries	10,291	1,419	**4,477**	**37,941**
	58,771	44,250	**51,026**	**432,424**
Deferred:				
NEC Corporation and domestic subsidiaries	6,755	(192,870)	**148**	**1,254**
Foreign subsidiaries	(9,218)	(29,553)	**7,540**	**63,899**
	(2,463)	(222,423)	**7,688**	**65,153**
	¥56,308	¥(178,173)	**¥ 58,714**	**$ 497,577**

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 42.0% for the years ended March 31, 2001, 2002, and 2003. The Japanese government enacted a change in March 2003 and, accordingly, the statutory tax rate will be reduced to 40.5% effective April 1, 2004. A reconciliation between the reported total income tax provision (benefit) and the amount computed by multiplying the income (loss) before income taxes by the statutory tax rate is as follows:

Year ended March 31	In millions of yen			In thousands of U.S. dollars
	2001	2002	**2003**	**2003**
Expected tax provision (benefit)	¥38,776	¥(193,697)	**¥25,828**	**$218,881**
Increase (decrease) in taxes resulting from:				
Tax benefit on prior losses of subsidiaries	(5,417)	(15,864)	**–**	**–**
Changes in valuation allowance	2,562	(5,156)	**(6,582)**	**(55,780)**
Non-deductible expenses for tax purposes	2,613	1,889	**2,168**	**18,373**
International tax rate differences	(452)	1,402	**(3,026)**	**(25,644)**
Effect of change in statutory tax rate on deferred tax balances	–	–	**16,282**	**137,983**
Non-deductible goodwill amortization	4,349	6,875	**–**	**–**
Tax on undistributed earnings	8,587	12,391	**19,874**	**168,424**
Other	5,290	13,987	**4,170**	**35,340**
Income tax provision (benefit)	¥56,308	¥(178,173)	**¥58,714**	**$497,577**

The significant components of deferred tax assets and liabilities at March 31, 2002 and 2003 were as follows:

March 31	In millions of yen 2002	In millions of yen 2003	In thousands of U.S. dollars 2003
Deferred tax assets:			
Intercompany profit between consolidated companies	¥ 21,970	**¥ 17,242**	**$ 146,119**
Investments and advances	133,496	**186,381**	**1,579,500**
Accrued bonus	24,088	**34,916**	**295,898**
Accrued pension and severance costs	152,552	**257,981**	**2,186,280**
Operating lease	24,939	**18,615**	**157,754**
Operating loss carryforwards	225,973	**135,749**	**1,150,415**
Depreciation	43,855	**38,678**	**327,780**
Other	78,972	**99,470**	**842,966**
	705,845	**789,032**	**6,686,712**
Less — valuation allowance	(27,229)	**(20,208)**	**(171,254)**
Total	¥678,616	**¥768,824**	**$6,515,458**
Deferred tax liabilities:			
Marketable securities	¥ 33,415	**¥ 3,221**	**$ 27,297**
Tax deductible reserve	31,826	**26,501**	**224,585**
Tax on undistributed earnings	38,235	**18,602**	**157,644**
Other	14,436	**30,722**	**260,356**
Total	¥117,912	**¥ 79,046**	**$ 669,882**

In Japan, consolidated tax returns were not permitted until the year ended March 31, 2002; accordingly, NEC Corporation and its domestic subsidiaries have filed separate tax returns. For the year ended March 31, 2003, the Company was permitted to and will file consolidated tax returns in Japan. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2001, 2002 and 2003 were decreases of ¥7,197 million, ¥9,454 million and ¥7,021 million ($59,500 thousand), respectively. For the year ended March 31, 2003, tax benefits of ¥19,432 million ($164,678 thousand) have been realized through utilization of operating loss carryforwards.

At March 31, 2003, the Company had operating loss carryforwards amounting to ¥320,449 million ($2,715,669 thousand) of which ¥195,983 million ($1,660,872 thousand) relates to domestic companies and will expire during the period from 2004 through 2008. The remainder of ¥124,466 million ($1,054,797 thousand) relates to foreign subsidiaries and, except for ¥56,027 million ($474,805 thousand) with no expiration date, will expire through 2023.

Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

12. PREFERRED SECURITIES ISSUED BY A SUBSIDIARY

In December 2001, NEC Business Trust ("NBT"), a wholly owned subsidiary of NEC Corporation, issued 200,000 shares of NEC Trust Originated Preferred Securities ("TOPrS") to the public at an issuance price of ¥485,000 per share, 97% of face value. NBT is a business trust established in the United States of America. NBT invested the proceeds of such issuance into interest bearing (at a rate equivalent to the TOPrS dividend rate) Unsecured Subordinated Debentures due 2021 of NEC Corporation ("Subordinated Debentures"). The Subordinated Debentures represent the sole assets of NBT. NEC Corporation has the right to redeem the Subordinated Debentures beginning on December 18, 2006, or in the case of certain regulatory events at the principal amount plus accrued interest.

Holders of TOPrS are entitled to a cash dividend at ¥6,250 per unit on the initial payment date, June 18, 2002, at a fixed rate of 2.50% per annum on the second payment date, December 18, 2002 through the tenth payment date, December 18, 2006, and at a floating rate of six month Yen LIBOR plus 2.00% per annum on the eleventh payment date, June 18, 2007, and thereafter. Distributions not paid on the scheduled payment date will accumulate and interest thereon will compound and accrue semi-annually.

The discount of ¥3,000 million is being amortized over five years. The amortization for the years ended March 31, 2002 and 2003 was ¥200 million and ¥600 million ($5,085 thousand), respectively.

13. SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, accumulated other comprehensive income (loss) and treasury stock are shown below:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Common stock:				
Balance at beginning of year	¥ 231,137	¥ 244,717	**¥ 244,726**	**$ 2,073,949**
Conversion of convertible debt	13,580	9	**–**	**–**
Balance at end of year	¥ 244,717	¥ 244,726	**¥ 244,726**	**$ 2,073,949**
Additional paid-in capital:				
Balance at beginning of year	¥ 348,234	¥ 361,813	**¥ 361,820**	**$ 3,066,271**
Conversion of convertible debt	13,579	9	**–**	**–**
Loss on sale of treasury stock	–	(2)	**–**	**–**
Balance at end of year	¥ 361,813	¥ 361,820	**¥ 361,820**	**$ 3,066,271**
Accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ 48,005	¥ (78,603)	**¥(105,437)**	**$ (893,534)**
Other comprehensive income (loss), net of tax	(126,608)	(26,834)	**(180,980)**	**(1,533,729)**
Balance at end of year	¥ (78,603)	¥(105,437)	**¥(286,417)**	**$(2,427,263)**
Treasury stock, at cost:				
Balance at beginning of year	¥ (83)	¥ (970)	**¥ (2,319)**	**$ (19,653)**
Net change resulting from purchase and sales of fractional shares of less than "One Unit" as defined by the Japanese Commercial Code	70	(816)	**(933)**	**(7,906)**
Purchase of shares for stock option plan	(957)	(533)	**–**	**–**
Balance at end of year	¥ (970)	¥ (2,319)	**¥ (3,252)**	**$ (27,559)**

(1) Common stock and additional paid-in capital

Issuances of common stock in connection with conversions of convertible debt for the years ended March 31, 2001 and 2002 were 27,439,595 shares and 8,754 shares, respectively.

On October 1, 2001, an amendment ("Amendment") to the Japanese Commercial Code became effective. The Amendment eliminated the stated par value of the Company's outstanding shares which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provided that shares issued after September 30, 2001 would have no par value. Before the Amendment, the Company's shares had a par value of ¥50 per share.

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

Prior to 1985, NEC Corporation made, based on the resolution of the board of directors, a free distribution of 233,182,146 shares of common stock to shareholders, which was clearly distinguished from a "stock dividend" paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was ¥258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the board of directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders' equity.

(2) Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserve included in retained earnings at March 31, 2002 and 2003 was ¥39,046 million ($330,899 thousand).

The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

Retained earnings at March 31, 2003 included the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥43,329 million ($367,195 thousand).

(3) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (25,981)	¥ (6,854)	**¥ 6,597**	**$ 55,907**
Change in the current period	19,127	13,451	**(3,655)**	**(30,975)**
Balance at end of year	¥ (6,854)	¥ 6,597	**¥ 2,942**	**$ 24,932**
Minimum pension liability adjustment:				
Balance at beginning of year	¥ (27,551)	¥(112,422)	**¥(150,256)**	**$(1,273,356)**
Change in the current period	(84,871)	(37,834)	**(132,190)**	**(1,120,254)**
Balance at end of year	¥(112,422)	¥(150,256)	**¥(282,446)**	**$(2,393,610)**
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 101,537	¥ 40,673	**¥ 41,136**	**$ 348,610**
Change in the current period	(60,864)	463	**(45,217)**	**(383,195)**
Balance at end of year	¥ 40,673	¥ 41,136	**¥ (4,081)**	**$ (34,585)**
Unrealized gains (losses) on derivative financial instruments:				
Balance at beginning of year	¥ –	¥ –	**¥ (2,914)**	**$ (24,695)**
Cumulative effect of accounting change	–	(3,606)	**–**	**–**
Change in the current period	–	692	**82**	**695**
Balance at end of year	¥ –	¥ (2,914)	**¥ (2,832)**	**$ (24,000)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥ 48,005	¥ (78,603)	**¥(105,437)**	**$ (893,534)**
Cumulative effect of accounting change	–	(3,606)	**–**	**–**
Change in the current period	(126,608)	(23,228)	**(180,980)**	**(1,533,729)**
Balance at end of year	¥ (78,603)	¥(105,437)	**¥(286,417)**	**$(2,427,263)**

Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	In millions of yen		
Year ended March 31	*Before-tax amount*	*Tax (expense) or benefit*	*Net-of-tax amount*
2001:			
Foreign currency translation adjustments	¥ 19,127	¥ –	¥ 19,127
Minimum pension liability adjustment	(146,329)	61,458	(84,871)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(100,977)	38,851	(62,126)
Less: reclassification adjustments for losses realized in net income (loss)	2,175	(913)	1,262
Other comprehensive income (loss)	¥(226,004)	¥ 99,396	¥(126,608)
2002:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ 15,414	¥ –	¥ 15,414
Less: reclassification adjustments for gains realized in net income (loss)	(1,963)	–	(1,963)
Minimum pension liability adjustment	(65,231)	27,397	(37,834)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(62,788)	27,210	(35,578)
Less: reclassification adjustments for losses realized in net income (loss)	62,139	(26,098)	36,041
Unrealized gains (losses) on derivative financial instruments:			
Cumulative effect of accounting change	(6,217)	2,611	(3,606)
Net changes in fair value of derivative financial instruments	(420)	176	(244)
Less: reclassification adjustments for losses realized in net income (loss)	1,613	(677)	936
Other comprehensive income (loss)	¥ (57,453)	¥ 30,619	¥ (26,834)

Year ended March 31	In millions of yen Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2003:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**¥ (3,992)**	**¥ –**	**¥ (3,992)**
Less: reclassification adjustments for losses realized in net income (loss)	**337**	**–**	**337**
Minimum pension liability adjustment	**(227,913)**	**95,723**	**(132,190)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	**(76,758)**	**31,692**	**(45,066)**
Less: reclassification adjustments for gains realized in net income (loss)	**(260)**	**109**	**(151)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**(1,350)**	**567**	**(783)**
Less: reclassification adjustments for losses realized in net income (loss)	**1,491**	**(626)**	**865**
Other comprehensive income (loss)	**¥(308,445)**	**¥127,465**	**¥(180,980)**

Year ended March 31	In thousands of U.S. dollars Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2003:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**$ (33,831)**	**$ –**	**$ (33,831)**
Less: reclassification adjustments for losses realized in net income (loss)	**2,856**	**–**	**2,856**
Minimum pension liability adjustment	**(1,931,466)**	**811,212**	**(1,120,254)**
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	**(650,492)**	**268,576**	**(381,916)**
Less: reclassification adjustments for gains realized in net income (loss)	**(2,203)**	**924**	**(1,279)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**(11,441)**	**4,805**	**(6,636)**
Less: reclassification adjustments for losses realized in net income (loss)	**12,636**	**(5,305)**	**7,331**
Other comprehensive income (loss)	**$(2,613,941)**	**$1,080,212**	**$(1,533,729)**

14. STOCK-BASED COMPENSATION PLAN

The Company has three stock option plans (the "Plans") approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of the Company at the approximate market value at the date of grant. The options were fully vested when granted, and are exercisable over a period of four years commencing two years after the date of grant. The Plans provide that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. As a result, the Plans are accounted for as variable plans.

The stock option activity is as follows:

	2001		2002		**2003**		
		Weighted-average exercise price		Weighted-average exercise price		Weighted-average exercise price	
Year ended March 31	Number of options	In yen	Number of options	In yen	Number of options	In yen	In U.S. dollars
Outstanding at beginning of year	–	¥ –	301,000	¥3,400	**608,000**	**¥2,630**	**$22.29**
Granted	301,000	3,400	307,000	1,876	**358,000**	**916**	**7.76**
Outstanding at end of year	301,000	3,400	608,000	2,630	**966,000**	**1,995**	**16.91**
Exercisable at end of year	–	–	–	–	**301,000**	**3,400**	**28.81**

The weighted-average remaining contractual life for options outstanding at March 31, 2003 is 4.31 years.

The weighted-average fair value per option at the date of grant during the years ended March 31, 2001, 2002 and 2003 was ¥991, ¥451 and ¥261 ($2.21), respectively. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended March 31	2001	2002	**2003**
Risk-free interest rate	1.00%	0.43%	**0.45%**
Expected life	4 years	4 years	**4 years**
Expected volatility	36.40%	42.60%	**47.90%**
Expected dividend	0.27%	0.56%	**0.95%**

15. NET INCOME (LOSS) PER SHARE

A reconciliation of the numerator and the denominators of the basic and diluted per share computations for income (loss) before cumulative effect of accounting change, cumulative effect of accounting change, net of tax and net income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Income (loss) before cumulative effect of accounting change available to common shareholders	¥56,603	¥(309,425)	**¥(24,558)**	**$(208,119)**
Effect of dilutive securities:				
Convertible debt	2,995	–	**–**	**–**
Diluted income (loss) before cumulative effect of accounting change	¥59,598	¥(309,425)	**¥(24,558)**	**$(208,119)**
Cumulative effect of accounting change, net of tax	¥ –	¥ (2,595)	**¥ –**	**$ –**
Net income (loss) available to common shareholders	¥56,603	¥(312,020)	**¥(24,558)**	**$(208,119)**
Effect of dilutive securities:				
Convertible debt	2,995	–	**–**	**–**
Diluted net income (loss)	¥59,598	¥(312,020)	**¥(24,558)**	**$(208,119)**

	Number of shares		
Year ended March 31	2001	2002	**2003**
Weighted-average number of shares of common stock outstanding for the year	1,638,173,139	1,654,131,607	**1,653,389,121**
Effect of dilutive securities:			
Convertible debt	214,656,268	–	**–**
Weighted-average number of shares of diluted common stock outstanding for the year	1,852,829,407	1,654,131,607	**1,653,389,121**

	In yen			In U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Per share:				
Basic:				
Income (loss) before cumulative effect of accounting change	¥34.55	¥(187.06)	**¥(14.85)**	**$(0.13)**
Cumulative effect of accounting change, net of tax	–	(1.57)	**–**	**–**
Net income (loss)	34.55	(188.63)	**(14.85)**	**(0.13)**
Diluted:				
Income (loss) before cumulative effect of accounting change	32.17	(187.06)	**(14.85)**	**(0.13)**
Cumulative effect of accounting change, net of tax	–	(1.57)	**–**	**–**
Net income (loss)	32.17	(188.63)	**(14.85)**	**(0.13)**

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

Year ended March 31	Number of shares 2001	2002	**2003**
Convertible debt	–	220,562,540	**220,562,540**
Stock options	301,000	608,000	**966,000**

16. FINANCIAL INSTRUMENTS

(1) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, notes and accounts payable, trade, short-term borrowings, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of marketable securities are disclosed in Note 5. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

	In millions of yen				In thousands of U.S. dollars	
	2002		**2003**		**2003**	
March 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term receivables, trade	¥ 45,073	¥ 45,428	**¥ 33,073**	**¥ 33,519**	**$ 280,280**	**$ 284,059**
Long-term loans	42,782	43,899	**35,496**	**36,080**	**300,814**	**305,763**
Long-term debt, including current portion and excluding capital lease obligations	(1,797,305)	(1,842,467)	**(1,222,991)**	**(1,230,554)**	**(10,364,331)**	**(10,428,424)**
Derivatives:						
Forward exchange contracts	(1,352)	(1,352)	**(458)**	**(458)**	**(3,881)**	**(3,881)**
Interest rate and currency swap agreements	(24,957)	(24,957)	**(10,479)**	**(10,479)**	**(88,805)**	**(88,805)**

The fair value of financial instruments at March 31, 2002 and 2003 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances-other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. Investments in equity securities, included in investments and advances-other, with an aggregate carrying amount of ¥115,397 million and ¥121,410 million ($1,028,898 thousand) at March 31, 2002 and 2003, respectively, consisted of numerous investments in securities of non-public companies. It is not practicable to reasonably estimate the fair value of these investments. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. The Company has also entered into currency swap agreements together with interest rate swap agreements to manage both foreign currency and interest rate risk exposures associated with certain underlying debt. Certain interest rate swap agreements are designated as either a fair value hedge or a cash flow hedge depending on the interest rate characteristics of the underlying debt as discussed below.

Fair Value Hedging Strategy

The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next 5 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Cash Flow Hedging Strategy

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 6 years. Approximately 24 % of the Company's outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2003.

At March 31, 2003, the Company expects to reclassify ¥647 million ($5,483 thousand) of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

For the years ended March 31, 2002 and 2003, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from assessment of hedge effectiveness, or where the underlying risk did not occur.

The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

17. SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables, including investment in leases through the date of sale of the Company's ownership interest in NEL in March 2003, are sold, without recourse, to special purpose entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests.

Under a certain securitization program in Japan, the Company sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of the Company's financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2001, 2002 and 2003, the Company has recorded losses of ¥692 million, ¥871 million and ¥465 million ($3,941 thousand) related to the securitization transactions. Fair value of retained interests at March 31, 2003 is ¥51,634 million ($437,576 thousand), and expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2003 were principally 0.0% to 0.9% and 0.35% to 1.94%, respectively.

At March 31, 2003, adverse changes of 10% and 20% to the key economic assumptions on the fair value of retained interests have no material impact on carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the trade receivables.

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2001, 2002 and 2003 was as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Proceeds from new securitization	¥1,255,087	¥1,467,985	**¥1,485,588**	**$12,589,729**
Cash flows received on retained interests	164,662	240,355	**433,638**	**3,674,898**

The components of securitized financial assets and other assets managed together at March 31, 2002 and 2003 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2002	**2003**	**2003**
Notes and accounts receivable, trade	¥1,044,413	**¥ 971,605**	**$8,233,941**
Investment in leases	572,099	**–**	**–**
Total assets managed or securitized	1,616,512	**971,605**	**8,233,941**
Less: assets securitized	(172,507)	**(117,069)**	**(992,110)**
Assets held in portfolio	¥1,444,005	**¥ 854,536**	**$7,241,831**

At March 31, 2002 and 2003, delinquent amounts from notes and accounts receivable, trade and investment in leases, including assets securitized, and net credit losses were insignificant.

18. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses included in selling, general and administrative expenses were ¥344,957 million, ¥333,632 million and ¥296,241 million ($2,510,517 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

19. ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥20,703 million, ¥27,709 million and ¥24,310 million ($206,017 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

20. STOCK ISSUANCES BY SUBSIDIARIES

NEC Soft, Ltd. ("NES"), a consolidated subsidiary which develops software, sold 2,800,000 shares of common stock at ¥7,107 per share to third parties in a public offering on July 28, 2000, receiving total consideration of ¥19,900 million. At the same time, the Company sold 2,800,000 shares of NES's common stock to third parties at the same price through the market, and recognized a gain of ¥17,399 million on this transaction. As a result of NES's public offering, the Company's ownership interest in NES decreased from 95.34% to 67.41%. However, because the issuance price per share of common stock sold by NES was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NES by ¥12,990 million and recognized a gain for that amount. The Company provided a deferred tax liability of ¥5,456 million on such gain.

NEC Machinery Corporation ("NEM"), a consolidated subsidiary which manufactures and markets semiconductor manufacturing machinery and factory automation systems, sold 1,000,000 shares of common stock at ¥4,735 per share to third parties in a public offering on October 6, 2000, receiving total consideration of ¥4,735 million. At the same time, the Company sold 2,000,000 shares of NEM's common stock to third parties at the same price through the market, and recognized a gain of ¥8,635 million on this transaction. As a result of NEM's public offering, the Company's ownership interest in NEM decreased from 90.90% to 53.91%. However, because the issuance price per share of common stock sold by NEM was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NEM by ¥2,300 million and recognized a gain for that amount. The Company provided a deferred tax liability of ¥966 million on such gain.

NEC Mobiling, Ltd. ("Mobiling"), a consolidated subsidiary which distributes mobile phones and develops software for mobile and wireless communications network systems, sold 2,250,000 shares of common stock at ¥1,692 per share to third parties in a public offering on February 22, 2002, receiving total consideration of ¥3,807 million. At the same time, the Company sold 2,250,000 shares of Mobiling's common stock to third parties at the same price through the market, and recognized a gain of ¥1,828 million on this transaction. As a result of Mobiling's public offering, the Company's ownership interest in Mobiling decreased from 97.72% to 67.11%. However, because the issuance price per share of common stock sold by Mobiling was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Mobiling by ¥1,226 million and recognized a gain for that amount. The Company provided a deferred tax liability of ¥515 million on such gain.

Certain other consolidated subsidiaries issued new shares of common stock to third parties during the year ended March 31, 2002, receiving aggregate consideration of ¥5,864 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiaries decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiaries was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiaries by ¥3,699 million and recognized gains for that amount. The Company provided deferred tax liabilities of ¥1,516 million on such gains.

NEC Fielding, Ltd. ("Fielding"), a consolidated subsidiary which principally provides maintenance services for computers and computer peripheral products, including sales of computer peripheral products, sold 3,700,000 shares of common stock at ¥4,256 per share ($36.07 per share) to third parties in a public offering on September 18, 2002, receiving total consideration of ¥15,747 million ($133,449 thousand). At the same time, the Company sold 3,700,000 shares of Fielding's common stock to third parties at the same price through the market, and recognized a gain of ¥12,441 million ($105,432 thousand) on this transaction. As a result of Fielding's public offering, the Company's ownership interest in Fielding decreased from 93.34% to 67.11%. However, because the issuance price per share of common stock sold by Fielding was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amount of its investment in Fielding by ¥8,349 million ($70,754 thousand) and recognized a gain for that amount. The Company provided a deferred tax liability of ¥3,381 million ($28,653 thousand) on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2003, receiving aggregate consideration of ¥2,176 million ($18,441 thousand). As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company's average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by ¥1,346 million ($11,407 thousand) and recognized a gain for that amount. The Company provided deferred tax liability of ¥545 million ($4,619 thousand) on such gain.

21. OTHER INCOME AND EXPENSES

The principal components of other income and expenses for the years ended March 31, 2001, 2002 and 2003 were as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Interest, gain on securities sold, dividends and other:				
Interest and dividend income	¥ 20,786	¥ 15,754	**¥ 18,396**	**$ 155,898**
Gain on sale of investments in securities	57,928	32,900	**68,619**	**581,517**
Gain on sale of property, plant and equipment	34,289	12,063	**9,346**	**79,204**
Other	27,059	42,920	**35,100**	**297,458**
	¥140,062	¥103,637	**¥131,461**	**$1,114,077**
Other expenses:				
Net foreign exchange loss	¥ 9,537	¥ 11,132	**¥ 14,359**	**$ 121,686**
Restructuring and other unusual charges	136,187	370,471	**102,751**	**870,771**
Amortization of goodwill	6,330	8,360	**–**	**–**
Loss on sale or disposal of property, plant and equipment	20,466	17,423	**17,059**	**144,568**
Other	37,853	61,992	**48,603**	**411,890**
	¥210,373	¥469,378	**¥182,772**	**$1,548,915**

Restructuring and other unusual charges principally consisted of restructuring charges, and write-offs of investments in securities.

Impairment losses of marketable securities, included in restructuring and other unusual charges, for the years ended March 31, 2001, 2002 and 2003 were ¥35,646 million, ¥56,547 million and ¥27,474 million ($232,831 thousand), respectively.

The Company completed the restructuring of its consumer electronics appliance business in the year ended March 31, 2001. As a result, the Company recorded restructuring charges which principally consisted of the write-off or disposal of inventories, machinery and equipment and other assets and personnel related costs. All disbursements relating to these restructuring charges were completed during the fiscal year.

During the year ended March 31, 2002, the Company implemented plans to reorganize and restructure the manufacturing operations of IT Solutions business, Network Solutions business and Electron Devices business. This included the closure or consolidation of plants, a downsizing of the workforce and an exiting or termination of certain product lines. In addition, an impairment loss was recognized for certain machinery, equipment and intangible assets related to the aforementioned businesses and product lines. As a result of the above restructuring, the Company incurred a restructuring charge of ¥285,914 million for fiscal 2002. The restructuring charge consisted of losses of ¥202,940 million on disposal and impairment related to buildings, machinery and equipment, and on disposal and write-down related to inventories, personnel costs of ¥46,686 million for the reduction of approximately 13,000 employees, which excludes employees who left through normal attrition, and others of ¥36,288 million. The impairment loss for buildings and machinery and equipment was ¥108,778 million, and the impairment loss for intangible assets was ¥10,488 million. Prior to March 31, 2002 the Company had paid personnel costs of ¥43,752 million. At March 31, 2002, unpaid termination benefits approximated ¥2,934 million.

During the year ended March 31, 2003, the Company implemented restructuring activities including workforce reductions and rationalization of production facilities in IT Solutions business, Network Solutions business and Electron Devices business. As a result, the Company incurred restructuring charges of ¥55,407 million ($469,551 thousand). These charges primarily consisted of loss on disposal and write-down of assets of ¥23,435 million ($198,602 thousand), personnel costs of ¥19,481 million ($165,093 thousand) for reduction of approximately 5,400 employees, which excludes employees who left through normal attrition, and others of ¥12,491 million ($105,856 thousand). Prior to March 31, 2003, the Company had paid personnel costs of ¥19,052 million ($161,458 thousand). At March 31, 2003, unpaid termination benefits approximated ¥429 million ($3,635 thousand).

22. LEASING ARRANGEMENTS

(1) Equipment leasing

The Company sells computer equipment to an affiliated financing company which in turn leases the equipment to certain government and governmental agencies under operating leases and has agreed to repurchase that equipment from the affiliated financing company at prescribed amounts at the expiration of the lease. The Company accounts for these transactions as assets owned and leased to others under operating leases.

The cost of equipment under operating leases at March 31, 2002 and 2003 was ¥59,113 million and ¥41,389 million ($350,754 thousand), respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2002 and 2003 was ¥46,080 million and ¥28,374 million ($240,458 thousand), respectively.

For the year ended March 31, 2002, the Company had lease transactions as a lessor for equipment under finance and operating lease arrangements with terms principally from 3 to 6 years.

Investment in leases represents financing leases which consist of sales-type leases and direct-financing leases. Components of the investment in sales-type and direct-financing leases at March 31, 2002 were as follows:

March 31	In millions of yen 2002
Total minimum lease payments	¥ 544,738
Executory costs	(9,657)
Unearned income	(24,469)
	510,612
Less — allowance for uncollectible amounts	(3,851)
	506,761
Less — current portion	(251,947)
	¥ 254,814

Future minimum lease payments from non-cancelable operating leases at March 31, 2003 are ¥4,093 million ($34,686 thousand) and ¥199 million ($1,686 thousand) for the years ending March 31, 2004 and 2005, respectively.

(2) Lease of facilities and equipment

The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was ¥33,011 million and ¥75,432 million ($639,254 thousand) at March 31, 2002 and 2003, respectively. Accumulated depreciation of the leased assets at March 31, 2002 and 2003 was ¥22,657 million and ¥29,881 million ($253,229 thousand), respectively. At March 31, 2003, approximately 50% of the capital lease transactions were with NEL.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2003:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2004	¥ 17,277	$ 146,415
2005	13,733	116,381
2006	10,605	89,873
2007	7,873	66,720
2008	4,310	36,526
2009 and thereafter	2,440	20,678
Total minimum lease payments	56,238	476,593
Less — amount representing interest	(4,486)	(38,017)
Present value of net minimum lease payments	51,752	438,576
Less — current obligation	(14,590)	(123,644)
Long-term lease obligation	¥ 37,162	$ 314,932

During the year ended March 31, 2000, the Company sold certain land, buildings, facilities and equipment for ¥176,057 million. The assets were leased back from the purchaser over periods of one to four years. The resulting leases were classified as operating leases and the resulting gain of ¥43,787 million, relating to the profit on the sale in excess of the present value of the minimum lease payments over the lease terms, was recorded as other income. A deferred gain of ¥21,124 million is being amortized over the lease term.

During the year ended March 31, 2003, the Company sold certain land, buildings, facilities and equipment for ¥22,582 million ($191,373 thousand), and leased them back from the purchaser over periods of 12.5 years. The resulting leases were classified as operating leases.

Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were ¥138,655 million, ¥111,975 million and ¥130,151 million ($1,102,975 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Future minimum rental payments are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2004	¥40,875	$346,398
2005	29,046	246,153
2006	21,734	184,186
2007	11,345	96,144
2008	7,703	65,280
2009 and thereafter	54,861	464,924

23. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment approximated ¥10,000 million ($84,746 thousand).

The Company has guaranteed certain loans and financial arrangements. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is equal to the term of the related loans and the related financial arrangements. Certain of these guarantees were secured by guarantees issued to the Company by other parties.

In connection with various operating leases, the Company has issued residual value guarantees, which provide that if the Company does not purchase the leased property from the lessor at the end of the lease term, the Company would be liable to the lessor for an amount equal to the shortage, if any, between the proceeds from the sale of the property and an agreed value.

Maximum potential future payments, term and collateral of guarantees at March 31, 2003 were summarized as follows:

	Maximum potential future payments		Term	Collateral	
	In millions of yen	In thousands of U.S. dollars	Years	In millions of yen	In thousands of U.S. dollars
Affiliated company bank loans	¥26,351	$223,314	1 – 10	¥ –	$ –
Employee mortgage loans	33,618	284,898	1 – 21	–	–
Customer financial arrangements	33,802	286,458	1 – 10	7,619	64,568
Lease — residual value guarantees	33,991	288,059	1 – 8	–	–

The Company's guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company's financial position or results of operations.

24. SEGMENT INFORMATION

(1) Business segments

The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business. IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration services, software, Internet services "BIGLOBE," and support services as well as hardware such as UNIX servers, workstations, mainframe computers, PC servers, storage systems and PCs. Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation ("3G") mobile communication systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, high-end routers and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems. Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories and DRAMs, displays such as color LCDs and plasma display panels, and electronic components such as capacitors and relays. Included under others are businesses which develop, design, manufacture and market manufacturing equipment for semiconductors and LCD projectors, and provide construction services for information and network systems.

In March 2003, the Company sold a part of its interest in NEL, resulting in its deconsolidation. Operating results for NEL which has been a separate reportable segment are shown through the date of disposition.

a. Sales

Year ended March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Sales:				
IT Solutions business:				
External customers	¥2,103,031	¥2,053,510	**¥1,911,304**	**$16,197,492**
Intersegment	125,441	155,583	**171,320**	**1,451,864**
Total	2,228,472	2,209,093	**2,082,624**	**17,649,356**
Network Solutions business:				
External customers	1,743,054	1,866,654	**1,473,225**	**12,484,958**
Intersegment	91,308	90,515	**103,108**	**873,796**
Total	1,834,362	1,957,169	**1,576,333**	**13,358,754**
Electron Devices business:				
External customers	1,021,746	694,587	**842,484**	**7,139,695**
Intersegment	207,147	148,291	**94,235**	**798,602**
Total	1,228,893	842,878	**936,719**	**7,938,297**
Others:				
External customers	541,905	423,932	**437,245**	**3,705,466**
Intersegment	200,527	210,846	**224,449**	**1,902,110**
Total	742,432	634,778	**661,694**	**5,607,576**
Eliminations	(624,423)	(589,132)	**(579,867)**	**(4,914,127)**
Electronics business total	5,409,736	5,054,786	**4,677,503**	**39,639,856**
Leasing business:				
External customers	–	62,339	**30,777**	**260,822**
Intersegment	–	9,420	**7,445**	**63,093**
Total	–	71,759	**38,222**	**323,915**
Eliminations	–	(25,523)	**(20,690)**	**(175,339)**
Consolidated total	¥5,409,736	¥5,101,022	**¥4,695,035**	**$39,788,432**

b. Segment profit or loss

Year ended March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Segment profit (loss):				
IT Solutions business	¥ 84,055	¥ 75,390	**¥ 105,815**	**$ 896,737**
Network Solutions business	83,144	53,447	**34,284**	**290,542**
Electron Devices business	68,290	(148,159)	**(2,282)**	**(19,339)**
Others	20,249	2,988	**14,838**	**125,746**
Total	255,738	(16,334)	**152,655**	**1,293,686**
Eliminations	(16,852)	(3,357)	**156**	**1,322**
Unallocated corporate expenses	(53,703)	(39,750)	**(38,486)**	**(326,152)**
Electronics business total	185,183	(59,441)	**114,325**	**968,856**
Leasing business	–	6,306	**8,154**	**69,102**
Eliminations	–	(2,387)	**(1,590)**	**(13,475)**
	185,183	(55,522)	**120,889**	**1,024,483**
Other income	181,386	110,390	**153,597**	**1,301,670**
Other expenses	(274,246)	(516,051)	**(212,990)**	**(1,805,000)**
Consolidated income (loss) before income taxes	¥ 92,323	¥(461,183)	**¥ 61,496**	**$ 521,153**

c. Assets

March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Total assets:				
IT Solutions business	¥1,070,999	¥1,031,523	**¥ 989,385**	**$ 8,384,619**
Network Solutions business	1,326,517	1,181,781	**1,011,997**	**8,576,246**
Electron Devices business	1,222,183	1,046,265	**1,109,312**	**9,400,949**
Others	759,007	779,106	**667,675**	**5,658,262**
Total	4,378,706	4,038,675	**3,778,369**	**32,020,076**
Eliminations	(290,862)	(233,477)	**(241,212)**	**(2,044,169)**
Corporate assets	735,780	658,673	**566,143**	**4,797,822**
Electronics business total	4,823,624	4,463,871	**4,103,300**	**34,773,729**
Leasing business	–	662,143	**–**	**–**
Eliminations	–	(115,131)	**–**	**–**
Consolidated total	¥4,823,624	¥5,010,883	**¥4,103,300**	**$34,773,729**

Others at March 31, 2001, 2002 and 2003 includes the investment in NEL accounted for by the equity method.

d. Other significant items

Year ended March 31	In millions of yen 2001	2002	2003	In thousands of U.S. dollars 2003
Depreciation:				
IT Solutions business	¥ 29,363	¥ 32,719	**¥ 33,195**	**$ 281,314**
Network Solutions business	31,859	35,760	**30,675**	**259,958**
Electron Devices business	151,867	135,737	**107,983**	**915,110**
Others	17,859	11,390	**8,503**	**72,059**
Total	230,948	215,606	**180,356**	**1,528,441**
Corporate	19,190	17,526	**14,168**	**120,067**
Electronics business total	250,138	233,132	**194,524**	**1,648,508**
Leasing business	–	1,606	**1,070**	**9,068**
Consolidated total	¥250,138	¥234,738	**¥195,594**	**$1,657,576**
Capital expenditures for segment assets:				
IT Solutions business	¥ 26,947	¥ 34,576	**¥ 26,754**	**$ 226,729**
Network Solutions business	44,882	46,689	**13,735**	**116,398**
Electron Devices business	239,536	96,558	**111,447**	**944,466**
Others	20,058	6,726	**15,691**	**132,975**
Total	331,423	184,549	**167,627**	**1,420,568**
Corporate	15,068	13,953	**10,807**	**91,585**
Electronics business total	346,491	198,502	**178,434**	**1,512,153**
Leasing business	–	1,565	**300**	**2,542**
Consolidated total	¥346,491	¥200,067	**¥178,734**	**$1,514,695**

Intersegment tranfers are made at arm's-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment. Corporate assets consist primarily of cash and cash equivalents, buildings and deferred tax assets maintained for general corporate purposes. The capital expenditures represent the additions to property, plant and equipment of each segment.

(2) Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the years ended March 31, 2001, 2002 and 2003 and long-lived assets at March 31, 2001, 2002 and 2003 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2001	2002	**2003**	**2003**
Net sales:				
Japan	¥4,308,152	¥4,230,278	**¥3,879,454**	**$32,876,729**
All foreign countries	1,101,584	870,744	**815,581**	**6,911,703**
Total	¥5,409,736	¥5,101,022	**¥4,695,035**	**$39,788,432**
Geographic profit (loss):				
Japan	¥ 170,094	¥ (16,854)	**¥ 118,277**	**$ 1,002,347**
All foreign countries	15,089	(38,668)	**2,612**	**22,136**
Total	¥ 185,183	¥ (55,522)	**¥ 120,889**	**$ 1,024,483**

	In millions of yen			In thousands of U.S. dollars
March 31	2001	2002	**2003**	**2003**
Long-lived assets:				
Japan	¥1,203,522	¥1,132,400	**¥1,014,995**	**$8,601,653**
All foreign countries	205,708	113,854	**90,488**	**766,848**
Total	¥1,409,230	¥1,246,254	**¥1,105,483**	**$9,368,501**

There are no countries with respect to sales and long-lived assets included in all foreign countries which are individually material. Transfers between geographic areas are made at arm's-length prices.

(3) Major customers

Sales to one customer accounted for approximately 13.2%, 16.0% and 13.9% of consolidated sales for the years ended March 31, 2001, 2002 and 2003, respectively.

REPORT OF INDEPENDENT AUDITORS



Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the "Company") as of March 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for derivative financial instruments and hedging activities and, in fiscal 2003, the Company changed its method of accounting for goodwill.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

April 22, 2003

Ernst + Young

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request forms for change of address, etc.
Japan toll free: 0120-175-417
Other inquiries
Japan toll free: 0120-176-417

Stock Exchange Listings and Quotations
NEC common stock is listed on the Tokyo and four other stock exchanges in Japan. Overseas listings are on the Swiss Exchange (in the form of Swiss Bearer Depositary Receipts), the Frankfurt Stock Exchange (in the form of a Global Bearer Certificate), the London Stock Exchange, and Amsterdam Exchanges. American Depositary Receipts for common stock (Symbol: NIPNY) are quoted in the NASDAQ system in the United States.

Depositary for American Depositary Receipts (ADRs)
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2042
U.S. toll free: (888) 269-2377 (888-BNY-ADRS)
http://www.adrbny.com
Ratio: 1 ADR=1 ordinary share

Sponsoring Bank for Global Bearer Certificate (GBC)
Deutsche Bank A.G.
Taunusanlage 12, 60325 Frankfurt am Main, Germany

Depositary Agent for Swiss Bearer Depositary Receipts (SBDRs)
UBS AG
P.O. Box 8098, Zurich, Switzerland

Composition of Shareholders (Percentage of shares (%))
(As of March 31, 2003)


Foreign Investors 20.06%
Financial Institutions 39.51%
Other Corporations 6.36%
Securities Companies 1.66%
Japanese Individuals and Others 32.41%
Japanese Corporations 47.53%

Stock Price Range on the Tokyo Stock Exchange


(Yen)
4,000
3,000
2,000
1,000
0
I II III IV I II III IV I II III IV I II III IV I II III IV
1999
2000
2001
2002
2003

(Year ended March 31)

ADR Price Range (NASDAQ)


(U.S. dollars)
1 ADR=5 shares
1 ADR=1 share
160
120
80
40
0
I II III IV I II III IV I II III IV I II III IV I II III IV
1999
2000
2001
*2002
2003

* Ratio Change: May 25, 2001
(Year ended March 31)

MAJOR CONSOLIDATED SUBSIDIARIES

(As of March 31, 2003)

NAME OF SUBSIDIARY AND ITS MAJOR OPERATIONS

Japan

Subsidiary	Major Operations
NEC Electronics Corporation	Manufacture and sales of semiconductors
NEC CustomMax, Ltd.	Sales of products such as PCs and communications equipment
NEC CustomTechnica, Ltd.	Development, manufacture and repair and maintenance of PCs sold by NEC and other vendors
NEC AccessTechnica, Ltd.	Manufacture and sales of products such as PC peripherals and communications equipment sold by NEC
NEC Kyushu, Ltd.	Manufacture and sales of semiconductors
NEC Kansai, Ltd.	Manufacture and sales of semiconductors
NEC Nexsolutions, Ltd.	Provision of systems integration services and sales of computers and other equipment
NEC Saitama, Ltd.	Manufacture of communications equipment sold by NEC
NEC Systems Integration & Construction, Ltd.	Construction services of information and network systems, and sales of communications equipment and computers
NEC TOKIN Corporation	Manufacture and sales of electronic materials and components
Japan Aviation Electronics Industry, Limited	Manufacture and sales of connectors, electronic equipment for the aviation and space industry and systems equipment
NEC Infrontia Corporation	Manufacture and sales of communications systems, POS terminals and other equipment
NEC Fielding, Ltd.	Installation, repair and maintenance of computers and network systems
Nippon Avionics Co., Ltd.	Manufacture and sales of information systems, electronic equipment and components
NEC Soft, Ltd.	Provision of systems integration and other services, and development and sales of software
NEC Machinery Corporation	Manufacture and sales of semiconductor manufacturing equipment and factory automation systems
NEC Mobiling, Ltd.	Sales of communications equipment and development of software

Overseas

Subsidiary	Major Operations
NEC Electronics America, Inc. (U.S.A.)	Manufacture and sales of semiconductors
NEC America, Inc. (U.S.A.)	Manufacture and sales of communications equipment
NEC Solutions (America), Inc. (U.S.A.)	Provision of systems integration and other services, and sales of computer-related equipment
NEC Computers International B.V. (Netherlands)	Manufacture and sales of PCs

TRADEMARKS

- **NEC is a registered trademark of NEC Corporation in Japan and other countries.**
- **Empowered by Innovation is a trademark of NEC Corporation in Japan and other countries.**
- **VALUMO is a trademark of NEC Corporation in Japan.**
- **All other names may be trademarks of their respective owners.**

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en





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